SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

SEMIANNUAL REPORT

(From January 1, 2007 to June 30, 2007)

THIS IS A TRANSLATION OF THE SEMIANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Contents

(All information is presented on a non-consolidated Korean GAAP basis)

1.	Overview

A.	Industry

B.	Company

2.	Information Regarding Shares

A.	Change in capital stock

B.	Convertible bonds

C.	Shareholder list

D.	Voting rights

E.	Dividends

3.	Major Products and Materials

A.	Major products in H1 2007

B.	Average selling price trend of major products

C.	Major materials

D.	Price trend of major materials

4.	Production & Equipment

A.	Production capacity and calculation

B.	Production performance and working ratio

C.	Investment plan

5.	Sales

A.	Sales performance

B.	Sales route and sales method

6.	Directors & Employees

A.	Members of Board of Directors

B.	Committees of the Board of Directors

C.	Director & Officer Liability Insurance

D.	Employees

E.	Stock Option

7.	Financial Information

A.	Financial highlights

B.	R&D expense

C.	Domestic credit rating

D.	Remuneration for directors in H1 2007

E.	Derivative contracts

F.	Status of Equity Investment

Attachment:	1. Korean GAAP Non-consolidated Financial Statements
2. Korean GAAP Consolidated Financial Statements
3. US GAAP Consolidated Financial Statements

1.	Overview

A. Industry

(1) Industry characteristics and growth potential

•

TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing rapidly. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being continually increased.

•

The demand for LCD panels for notebook computers and desktop monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TVs have come to play a key role in the digital display market. There is competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

•

The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2) Cyclicality

•

The TFT-LCD business has high cyclicality as well as being a capital-intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•

During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3) Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

•

Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

•	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4) Sourcing material

•	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors.

•	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

•

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5) Others

•	Most TFT-LCD panel makers are located in Asia.

a. Korea:	LG.Philips LCD, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b. Taiwan:	AU Optronics, Chi Mei Optoelectronics, CPT, etc.

c. Japan:	Sharp, IPS-Alpha, etc.

d. China:	SVA-NEC, BOE-OT, etc.

B. Company

(1) Business overview

•

Commercial production for our TFT-LCD business began in September 1995 at P1, which was then the first fabrication facility of LG Electronics. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD related businesses to LG Soft Co., Ltd (currently LG.Philips LCD Co., Ltd.). LG.Philips LCD became a joint venture between LG Electronics and Philips Electronics in August 1999. In July 2004, we completed our initial public offering and listed our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. As of June 30, 2007, we operate seven fabrication facilities located in Gumi and Paju, Korea, and six module facilities located in Gumi and Paju, Korea, Nanjing (3 factories), China and Wroclaw, Poland.

•

We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. Following mass production at our 7th generation fab (P7) in January 2006, we became a panel maker who operates both 6th and 7th generation lines, which we believe will strengthen our position as a leader in the LCD TV market.

•

Our sales increased by 30.4% from KRW 4,504 billion in the first half of 2006 to KRW 5,874 billion in the first half of 2007 (our consolidated sales under Korean GAAP increased by approximately 27% from KRW 4,786 billion in the first half of 2006 to KRW 6,077 billion in the first half of 2007).

•

We recorded an operating loss of KRW 99 billion in the first half of 2007 compared to an operating loss of KRW 410 billion in the first half of 2006. We recorded a net income of KRW 60 billion in the first half of 2007 compared to a net loss of KRW 274 billion in the first half of 2006 (we recorded a consolidated operating loss under Korean GAAP of KRW 58 billion in the first half of 2007 compared to a consolidated operating loss of KRW 320 billion in the first half of 2006. Our consolidated net income (loss) amounts under Korean GAAP for the first half of 2006 and 2007, respectively, are the same as our non-consolidated net income (loss) amounts for the corresponding periods.).

•	We reinforced our position as a leader in LCD technology with the world’s first 100-inch TFT-LCD panel and the development of a super-slim panel for mobile phones.

•

Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Kodak and Syntax-Brillian of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development.

•	Business area of the company for disclosure is limited to the LCD business.

(2) Market shares

•	Our world wide market share for large-size TFT-LCD panels (10-inch or large) based on revenue

	Q1 2007	2006	2005	2004
Panel for Notebook Computers	29.2%	26.2%	22.5%	19.6%
Panel for Desktop Monitors	17.1%	15.6%	22.5%	22.6%
Panel for TVs	22.7%	23.6%	23.9%	19.8%

Total	21.1%	20.5%	22.2%	20.9%
* Source: DisplaySearch Q2 2007

(3) Market characteristics

•

Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

(4) New business

•

P7 in our Paju display cluster is expected to reach a production capacity of 130,000 input sheets of glass substrate per month in the third quarter of 2007. We are currently reviewing an investment for the next generation of fabrication facilities in anticipation of growth in the TFT-LCD market.

•

In September 2005, we entered into an agreement to build a “back-end” module production plant in Wroclaw, Poland, becoming the first global LCD industry player to commence such a production facility in Europe. We broke ground on the plant in June 2006 and started mass production in March 2007.

•

In October 2006, we formed a strategic alliance with Toshiba Corporation whereby Toshiba would take a 19.9% equity participation in our subsidiary, LG.Philips LCD Poland Sp. z o.o., and LG.Philips LCD Poland Sp. z o.o. would supply Toshiba with a quantity of LCD TV panels produced at the plant in Poland.

•

In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, China, and in June 2006, we established LG.Philips LCD Guangzhou Co., Ltd.

(5) Organization chart as of June 30, 2007

•	JRD : Joint Representative Director

•	CEO : Chief Executive Officer

•	CFO : Chief Financial Officer

•	CPO : Chief Production Office

•	CTO : Chief Technology Officer

2.	Information Regarding Shares

A. Change in Capital Stock

	(Unit: KRW, Share)
Date	Descriptions	Change in Number of Common Shares	Face amount per share
July 23, 2004	Initial Public Offering*	33,600,000	5,000
September 8, 2004	Over-allotment Option**	1,715,700	5,000
July 27, 2005	Follow-on Offering***	32,500,000	5,000
* ADSs offering: 24,960,000 shares (US$30 per common share, US$15 per ADS) Offering of common shares: 8,640,000 shares (KRW34,500 per common share)
** Pursuant to underwriters’ exercise of over-allotment option (US$30 per common share, US$15 per ADS)
*** ADSs offering (US$42.64 per common share, US$21.32 per ADS)

B. Convertible Bonds

(Unit: USD, Share)
	Item	1st CB	2nd CB
	Issuing Date	April 19, 2005	April 18, 2007

	Maturity (Redemption Date after Put Option Exercise)	April 19, 2010 (October 19, 2007)	April 18, 2012 (April 18, 2010)

	Face Amount	475,000,000	550,000,000

	Offering method	Public Offering	Public Offering

	Conversion period	Convertible into shares of common stock in the period from June 27, 2005 to April 4, 2010	Convertible into shares of common stock in the period from April 19, 2008 to April 3, 2012

	Conversion price	KRW 58,251 per share*	KRW 49,070 per share

Conversion status	Number of shares already converted	None	None
	Number of convertible shares	8,276,681 shares if all are converted*	10,464,234 shares if all are converted*

	Remarks	• Registered form • Listed on Singapore Exchange	• Registered form • Listed on Singapore Exchange

* Conversion price was adjusted from KRW 58,435 to KRW 58,251 and the number of convertible shares was adjusted from 8,250,620 to 8,276,681 pursuant to a follow-on offering on July 27, 2005.

C. Shareholder List

(1) Total shares issued: 357,815,700 shares as of June 30, 2007.

(2) Largest shareholder and related parties as of June 30, 2007.

(Unit: share)
Name	January 1, 2007	Increase/Decrease	June 30, 2007
LG Electronics	135,625,000 (37.90)%	—	135,625,000 (37.90)%

Total	135,625,000 (37.90)%	—	135,625,000 (37.90)%

(3) Shareholders who owned 5% or more of our shares as of December 31, 2006

	(Unit: share)
Name	Type of Stock	Number of shares	Ratio
LG Electronics	Common Stock	135,625,000	37.9%
Philips Electronics	Common Stock	117,625,000	32.9%
Citibank N.A.*	Common Stock	27,868,438	7.8%

Total		281,118,438	78.6%
* ADSs Depositary

D. Voting rights as of June 30, 2007

	(Unit: share)
Description		Number of shares
1.	Shares with voting rights [A-B]	357,815,700
	A. Total shares issued	357,815,700
	B. Shares without voting rights	—
2.	Shares with restricted voting rights	—

	Total number of shares with voting rights [1-2]	357,815,700

E. Dividends

Dividends during the recent 3 fiscal years

Description	2007 H1	2006	2005
Par value (Won)	5,000	5,000	5,000
Net income (Million Won)	59,888	(-)769,313	517,012
Earnings per share (Won)	167	(-)2,150	1,523
Retained earning for dividends (Million Won)	2,770,924	2,711,036	3,480,349
Total cash dividend amount (Million Won)	—	—	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	—
Stock dividend per share (Won)	—	—	—

*       Earnings per share are calculated based on par value of 5,000 Won. (Adjusted to give effect to the 2-for-1 stock split that became effective on May 25, 2004, as a result of which the par value of our common stock decreased from Won 10,000 per share to Won5,000 per share.)

*       Retained earning for dividends is the amount before dividends are paid.

*       Earnings per share is calculated by net income divided by weighted average number of common stock.

3.	Major Products and Materials

A. Major products

(Unit: In billions of Won)
Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Notebook Computer, Monitor, TV, etc.	LG.Philips LCD	5,421 (92.3)%
		TFT-LCD (Korea*)	Notebook Computer, Monitor, TV, etc.	LG.Philips LCD	453 (7.7)%

Total					5,874 (100)%
* Including local export. ** Period: 2007.1.1 ~ 2007.6.30

B. Average selling price trend of major products

				(Unit: USD / m2)
Description	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1
TFT-LCD panel	1,274	1,287	1,414	1,430	1,598	1,953
* Semi-finished products in the cell process have been excluded. ** Quarterly average selling price per square meter of net display area shipped *** On a consolidated basis

C. Major materials

(Unit: In billions of Won)
Business area	Purchase types	Items	Specific use	Purchase amount (%)	Suppliers
TFT-LCD	Materials	Back-Light	LCD Panel Manufacturing	1,028 (29.6)%	Heesung Electronics Ltd., etc.
		Glass		726 (20.9)%	Samsung Corning Precision Glass Co., Ltd., NEG, etc.
		Polarizer		425 (12.2)%	LG Chem., etc.
		Others		1,295 (37.3)%	—

Total				3,474 (100.0)%	—
* Period : 2007.1.1 ~ 2007.6.30

D. Price trend of major materials

•

Prices of major materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials according to the increased production of large-size panels.

4.	Production and Equipment

A. Production capacity and calculation

(1) Production capacity

	(Unit : 1,000 Glass sheets)
Business area	Items	Business place	2007 H1	2006	2005
TFT-LCD	TFT-LCD	Gumi, Paju	5,186	9,942	8,128

(2) Calculation of Capacity

a.	Method

 Assumptions for calculation

•	Based on glass input

‚ Calculation method

•	2007H1: Monthly maximum input capacity in the first half x number of months (6 months).

•	2006 and 2005: Monthly maximum input capacity for 4th quarter x number of months (12 months).

b.	Average working hours

•	Refer to B-(2)

B. Production performance and working ratio

(1) Production performance

		(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2007 H1	2006	2005
TFT-LCD	TFT-LCD	Gumi, Paju	4,758	9,052	7,544
* Based on input glass

(2) Working Ratio *

	(Unit: Hours)
Business place (area)	Available working hours of 2007 H1	Real working hours of 2007 H1	Average working ratio
Gumi (TFT-LCD)	4,344 (24 hours X 181 Days)	4,344 (24 hours X 181 Days)	100%
Paju (TFT-LCD)	4,344 (24 hours X 181 Days)	4,296 (24 hours X 179 Days)	98.9%
* Working hours for R&D and maintenance activities were included.

C. Investment plan

(1) Investment in progress

					(Unit: In billions of Won)
Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Expansion, etc.	Q3 2004~	Building/ Machinery, etc.	Capacity expansion	6,699	5,843	856	—

(2) Investment Plan (Consolidated basis)

		(Unit: In billions of Won)
Business area	Project	Expected yearly investment			Investment effects	Remarks
		2007 *	2008 **	2009 **
TFT-LCD	New / Expansion, etc.	1,015	—	—	Capacity Expansion, etc.

*	Expected investments in 2007 are subject to change depending on market environment.
**	Expected investments in 2008 and in 2009 cannot be projected due to industry characteristics.

5.	Sales

A. Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2007 H1	2006 H1	2006
			Overseas	5,421	4,090	9,355
TFT-LCD	Products, etc.	TFT-LCD	Korea*	453	414	846
			Total	5,874	4,504	10,201
* Including local export.

B. Sales route and sales method

(1) Sales organization

•	As of June 30, 2007, each of IT business unit, TV business unit, and Small & Medium Displays business unit has individual sales and customer support function.

•	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Hong Kong and Shanghai) perform sales activities in overseas countries and provide technical support to customers.

(2) Sales route

•	LG.Philips LCD HQ → Overseas subsidiaries (USA/Germany/Japan/Taiwan /Hong Kong/Shanghai), etc.

→ System integrators, Branded customers → End users

•	LG.Philips LCD HQ → System integrators, Branded customers → End users

(3) Sales methods and conditions

•	Direct sales & sales through overseas subsidiaries, etc.

(4) Sales strategy

•	To secure stable sales to major PC makers and the leading consumer electronics makers globally

•	To increase sales of premium notebook computer products, to strengthen sales of the larger size and high-end monitor segment and to lead the large and wide LCD TV market

•	To diversify our market in the application segment, including products such as mobile phone, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment, etc.

6.	Directors & Employees

A. Members of Board of Directors as of June 30, 2007

Name	Date of Birth	Position	Business Experience
Young Soo Kwon	February 6, 1957	Joint Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	President and Chief Financial officer of Philips FDS

Hee Gook Lee	March 19, 1952	Director	President and Chief Technology Officer of LG Electronics

Rudy Provoost	October 16, 1959	Director	Chief Executive Officer of Philips Consumer Electronics

Bongsung Oum	March 2, 1952	Outside Director	Chairman, KIBNET Co., Ltd.

Bart van Halder	August 17, 1947	Outside Director	Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands

Ingoo Han	October 15, 1956	Outside Director	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology

Doug J. Dunn	May 5, 1944	Outside Director	Member of Boards of Directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group, Optical Metrology Innovations and TomTom International BV

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

B. Committees of the Board of Directors

Committee	Member
Audit Committee	Mr. Bongsung Oum, Mr. Bart van Halder, Mr. Ingoo Han

Remuneration Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Doug J. Dunn, Mr. Dongwoo Chun

Outside Director Nomination and Corporate Governance Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Bart van Halder, Mr. Dongwoo Chun

C. Director & Officer Liability Insurance

(1) Overview of Director & Officer Liability Insurance (as of June 30, 2007)

(Unit: USD)

Name of insurance	Premium paid in 2007 H1	Limit of liability	Remarks
Directors & Officers Liability Insurance	—	100,000,000	—
* In July 2007, we renewed the director & officer liability insurance with coverage until July 2008.

(2) The approval procedure for the Director & Officer Liability Insurance

•	Joint Representative Directors approved the limit for liability, coverage and premiums.

(3) The insured

1.	LG.Philips LCD Co., Ltd. and its subsidiaries and their respective Directors and Officers

2.	Duly elected or appointed Directors or Officers, past and new Directors and Officers during the policy period

3.	The estates and heirs of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of their incompetence, insolvency or bankruptcy (only if the Directors or Officers were employed at the time the acts were committed)

(4) The Covered Risks

1.	The Loss to shareholders or 3rd parties, arising from any alleged Wrongful Act of a director or officer of the company in their respective capacities, in violation of their fiduciary duties

a.	Wrongful Act means any breach of duty, neglect, error, misstatement, misleading statement, omission, or act by the Directors or Officers

b.	Loss means damages, judgments, settlements and Defense Costs

2.	Coverage for security holder derivative action & security claims

The Loss arising out of any security holder derivative action is paid in accordance with the ‘Security Holder Derivative Action Inclusion Clause’. Securities Loss, incurred on account of a Securities Claim against the Directors, Officers and/or the Company, is covered (except for exclusions).

(5) Exclusions

1.	General Exclusions (any loss related to following items):

•	Any illegal gaining of personal profit through, dishonest or criminal act;

•	Remuneration payment to the Insureds without the previous approval of the stockholders, which payment was illegal;

•	Profits in fact made from the purchase or sale of securities of the Company using non public information in an illegal manner;

•

Payment of commissions, gratuities, benefits or any other favor provided to a political group, government official, director, officer, employee or any person having an ownership interest in any customers of the company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated.

•	Wrongful Acts alleged in any claim which has been reported under any policy of which this policy is a renewal or replacement;

•	Any pending or prior litigation as of the inception date of this policy, or derived from the same facts as alleged in such pending or prior litigation, etc.;

•	Wrongful Act which Insured knew or should reasonably have foreseen at the inception date of this policy;

•	Pollutants, contamination;

•	Nuclear material, radioactive contamination;

•

Bodily injury, disease, death or emotional distress of any person, or damage to tangible property, loss of use of property, or injury from oral or written publication of a libel or slander, or material that violates a person's right of privacy;

•	Any alleged Wrongful Act of any Subsidiary of which the insured did not own more than 50% of stock either directly or indirectly through its Subsidiaries.

2.	Special Exclusions (any loss related to following items):

•	Punitive Damage

•	Nuclear Energy Liability

•	Mutual claim between Insureds

•	Claim of 15% Closely Held entity

•	Claim of Regulator

•	Professional Service liability

•	SEC (Securities and Exchange Commission) – 16(b)

•	ERISA(Employee Retirement Income Security Act)

•	The so called ‘Year 2000 Problem’

•	War & Terrorism

•	Asbestos/Mould liability

•	Patent / Copyright liability, etc.

D. Employees

(as of June 30, 2007)	(Unit: person, in millions of Won)

Sex	Details of employees				Total Salary in 2007 H1	Per Capita Salary	Average Service Year
	Office Worker	Line Worker	Others	Total
Male	5,054	5,489		10,543	222,873	20.6	4.7
Female	362	4,491		4,853	71,278	13.8	2.7

Total	5,416	9,980		15,396	294,150	18.4	4.0
* Directors and executive officers have been excluded.

E. Stock Option

The following table sets forth certain information regarding our stock options as of June 30, 2007.

Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	100,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Woo Shik Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000

Total						260,000		260,000
* On July 5, 2007, Woo Shik Kim has forfeited his share of 40,000 stock options.

7.	Financial Information

A. Financial Highlights (Based on Non-consolidated, Korean GAAP)

(Unit: In millions of Won)

Description	2007 H1	2006	2005	2004	2003
Current Assets	3,993,851	2,731,656	3,196,934	2,638,616	1,918,329
Quick Assets	3,199,004	1,996,280	2,725,169	2,170,617	1,644,838
Inventories	794,847	735,376	471,765	467,999	273,491

Non-current Assets	9,273,480	10,084,191	9,798,981	6,960,077	4,295,753
Investments	486,049	361,558	213,984	168,055	34,674
Tangible Assets	8,002,006	8,860,076	8,988,459	6,366,651	3,874,428
Intangible Assets	96,109	114,182	149,894	183,471	217,982
Other Non-current Asset	689,316	748,375	446,644	241,900	168,669

Total Assets	13,267,331	12,815,847	12,995,915	9,598,693	6,214,082
Current Liabilities	2,339,541	2,694,389	2,594,282	1,900,765	2,044,005
Non-current Liabilities	3,941,870	3,231,782	2,726,036	1,925,286	1,276,045

Total Liabilities	6,281,411	5,926,171	5,320,318	3,826,051	3,320,050
Capital Stock	1,789,079	1,789,079	1,789,079	1,626,579	1,450,000
Capital Surplus	2,311,071	2,275,172	2,279,250	1,012,271
Other Accumulated Comprehensive Income	(-)13,491	(-)13,948	(-)1,418	42,118	7,803
Retained Earnings	2,899,261	2,839,373	3,608,686	3,091,674	1,436,229

Total Shareholder's Equity	6,985,920	6,889,676	7,675,597	5,772,642	2,894,032
Sales Revenues	5,873,586	10,200,660	8,890,155	8,079,891	6,031,261
Operating Income	(-)98,613	(-)945,208	447,637	1,640,708	1,086,517
Ordinary Income	(-)129,334	(-)1,024,369	367,281	1,683,067	1,009,731
Net Income	59,888	(-)769,313	517,012	1,655,445	1,019,100
* For the purpose of comparison, Financial Statements for FY 2003 were reclassified according to changes in the Statements of Korean Financial Accounting Standards.

B. R&D Expense

(1) Summary

(Unit: In millions of Won)

Account		2007 H1	2006	2005
	Direct Material Cost	129,910	291,714	253,930
	Direct Labor Cost	52,955	87,078	72,142
	Depreciation Expense	11,356	20,671	11,710
	Others	18,023	36,649	23,979
	Total R&D Expense	212,244	436,112	361,761
Accounting	Selling & Administrative Expenses	51,026	82,635	55,057
Treatment	Manufacturing Cost	161,218	353,477	306,704
R&D Expense / Sales Ratio [Total R&D Expense/Sales for the period×100]		3.61%	4.28%	4.07%
* Capex for R&D, Manufacturing Cost for R&D test run are excluded.

(2) R&D achievements

[Achievements in 2004]

1)	Development of 20.1-inch AMOLED

•	Joint development of 20.1-inch AMOLED with LG Electronics

•	Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2)	Development of copper bus line

•	Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3)	Development and mass production of world's largest TFT-LCD panel for Full-HD TV (55-inch) in October 2004.

•	Stitch Lithography and Segmented Circuit Driving to cope with large-size LCD Panel

•	Achievement of High Contrast Ratio and Fast Response Time through new technologies

•	Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4)	Development of Ultra High Resolution Product (30-inch)

•	World's 1st success in mass production of LCM applying Cu Line(source & gate Area)

•	Achievement of Ultra High Resolution (2560x1600 : 101ppi)

5)	Development of the world’s lowest power-consumption, 32-inch Wide LCD TV Model

•	Development of the world’s lowest power consumption, under 90W model (EEFL applied)

•	High Contrast Ratio, Fast Response Time (DCR + ODC applied)

[Achievements in 2005]

6)	Development of High Luminance and High Color Gamut 17-inch wide LCD Panel for Notebook Computer

•	World’s 1st 500nit luminance and 72% color gamut in 17-inch wide for Notebook Computer

•	Development of 6200nit luminance backlight

7)	Development of world’s largest 10.1-inch Flexible Display

•	Joint development with E-ink Corporation

8)	37-inch, 42-inch, 47-inch Full-HD Model Development, applying Low Resistance Line (Copper bus Line)

•	World's 1st mass production of copper bus line model

•	Realize Full HD Resolution (1920x1080)

9)	37-inch wide LCD Model development which is the world’s best in power consumption

•	The lowest power consumption of below 120W (applying EEFL)

•	High Contrast Ratio, Fast Response Time with DCR, ODC Technology.

[Achievements in 2006]

10)	Development of High Brightness/Color gamut 17-inch wide slim LCD for Notebook Computer

•	Slim model (10t→7t), featuring 500nit, NTSC 72%

•	Development of Slim and High Brightness Backlight

11)	World’s largest size 100-inch TFT-LCD development

•	High quality image without noise or signal distortion, applying low resistance copper bus line

•	High dignity picture for Full HDTV

12)	32-inch/42-inch HCFL Scanning Backlight applied LCD TV Model Development

•	Realization of MBR (Motion Blur Reduction) by application of Backlight Scanning Technology

•	Lamp Quantity Reduction by HCFL (Hot Cathode Fluorescent Lamp) Application

13)	Development of World's largest 20.1-inch TFT-LCD for notebook computers

•	S-IPS Mode, sRGB, Realization of DCR 3000:1 by Backlight Control, Brightness 300nit

14)	Ultra-slim TFT-LCD development for mobile phones

•	Realization of 1.3t by reducing light guide plate & glass thickness

15)	The fast response 2.0” TFT-LCD development for mobile phones

•	Realization of high quality image by new liquid crystal development (25ms→16ms)

16)	Wide Color Gamut 30” Wide TFT-LCD monitor development

•	Realization of 92% high color gamut by application of WCG CCFL

17)	LGE Chassis integration model (Tornado) development (32”/37”/42”)

•	Maximized cost reduction by co-design with LGE & LPL

•	Improved product competitiveness by thin & light design

18)	32” 120Hz new-mode panel development

•	Cost reduction & spec. upgrade by new-mode panel

•	MBR (Motion Blur Reduction) by 120Hz driving

19)	CI model development (new concept BL)

•	Cost reduction and productivity improvement by new concept backlight

[Achievements in 2007]

20)	Development of 1st Poland model

•	32-inch HD model

21)	Development of socket type backlight model

•	42-inch FHD model

•	47-inch HD/FHD model

22)	Development of new concept backlight model

•	32-inch HD model

•	42-/47-inch model (under development)

23)	Development of interlace image sticking free technology and model

•	Improvement of low picture quality caused by TV interlace signal

24)	Development of TFT-LCD with ODF (One Drop Filling) for mobile phone application

•	Our first ODF model for mobile phone application (1.52 inch)

25)	Development of GIP (Gate in Panel) application model 15XGA

•	Removed gate drive IC

•	Reduction of material cost and shortened assembly process

26)	24-inch TN (92%) monitor model development

•	The world’s first large-size panel TN application

•	Realization of 92% high color gamuton the world’s largest TN panel

27)	15.4-inch LED backlight applied model development

•	The world’s first 15.4-inch wide LED-applied display panel for notebooks

•	The world’s largest LED-applied panel for notebooks

28)	Development of FHD 120Hz display panel

•	37- to 47-inch FHD model

29)	Development of backlight localization model

•	32-inch HD model

30)	Development of enhanced Dynamic Contrast Ratio technology

•	32-inch HD Model

•	Enhanced from 5000:1 to 10000:1

31)	Development of technology that improves panel transmittance

•	Expected to be applied to new model

C. Domestic Credit Rating

Subject	Month of Rating	Credit Rating	Rating Agency (Rating range)
Corporate Debenture	April 2004	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	October 2004	AA-
	March 2005	AA-
	June 2005	AA-
	June 2006	AA-
	December 2006	A+
	June 2007	A+
	May 2004	AA-	Korea Investors Service, Inc. (AAA ~ D)
	October 2004	AA-
	March 2005	AA-
	June 2005	AA-
	June 2006	AA-
	January 2007	A+
	June 2007	A+
Commercial Paper	April 2004	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	December 2004	A1
	June 2005	A1
	January 2006	A1
	June 2006	A1
	December 2006	A1
	June 2007	A1
	May 2004	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2004	A1
	June 2006	A1
	January 2007	A1
	June 2007	A1

D. Remuneration for directors in 2007 H1

(Unit: In millions of Won)

Classification	Salary Paid	Approved Salary at Shareholders Meeting	Per Capita Average Salary Paid	Remarks
Inside Directors (4 persons)	699	13,400	175	—
Outside Directors (5 persons)	139		28	Audit committee consists of three outside directors.
Inside Director (1 person)	2,111		2,111	Payment of severance benefits

*Salary paid is calculated on the basis of actually paid salary except accrued salary and severance benefits.

E. Derivative contracts

(1) Foreign currency forward contracts

(Unit: In millions)

Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
HSBC and others	US$	1,713	(Won)	1,598,153	(Won)916.40:US$1 - (Won)955.55:US$1	July 2, 2007 – Feb. 4, 2008

DBS and others		EUR 85	(Won)	105,052	(Won)1,203.10:EUR1 - (Won)1,259.72:EUR1	July 9, 2007 – Nov. 19, 2007

Woori Bank and others	(Won)	222,026	JP¥	28,000	(Won)7.662:JP¥1 - (Won)8.287:JP¥1	July 12, 2007 – Dec. 14, 2007

Hana Bank	US$	8	JP¥	1,000	JP¥120.01:US$1	Sept. 14, 2007

(2) Cross Currency Swap

(Unit: In millions )

Contracting party	Contract Amount			Contract interest rate	Maturity date
Kookmin Bank and others	Buying position	US$	150	3M Libor ~ 3M Libor+0.53%	August 29, 2011 ~ January 31, 2012
	Selling position	(Won)	143,269	4.54%~5.35%

(3) Interest Rate Swap

(Unit: In millions)

Contracting party	Contract Amount		Contract interest rate		Maturity date
Standard Chartered First Bank Korea	US$	150	Floating Rate Receipt	6 Month Libor	May 21, 2009 ~ May 24, 2010
			Fixed Rate Payment	5.375% ~ 5.644%

(4) Currency Option

(Unit: In millions)

Contracting party	USD Put Option Buying Position		USD Call Option Selling Position		Strike Price	Maturity date
Korea Development Bank and others	US$	70	US$	70	(Won)922.0:US$1 - (Won)933.2:US$1	Aug. 28, 2007 - Oct. 11, 2007

Contracting party	JPY Put Option Buying Position		JPY Call Option Selling Position		Strike Price	Maturity date
Citi Bank and others	JP¥	23,000	JP¥	23,000	(Won)7.4457:JP¥1 ~ (Won)8.1000:JP¥1	Aug. 14, 2007 - Dec. 12, 2007

F. Status of Equity Investment as of June 30, 2007

Company	Total issued and outstanding shares	Number of shares owned by us	Ownership ratio
LG.Philips LCD America, Inc.	5,000,000	5,000,000	100%
LG.Philips LCD Japan Co., Ltd.	1,900	1,900	100%
LG.Philips LCD Germany GmbH	960,000	960,000	100%
LG.Philips LCD Taiwan Co., Ltd.	11,550,000	11,549,994	100%
LG.Philips LCD Nanjing Co., Ltd.(Note 1)	*	*	100%
LG.Philips LCD Hong Kong Co., Ltd.	115,000	115,000	100%
LG.Philips LCD Shanghai Co., Ltd.	*	*	100%
LG.Philips LCD Poland Sp. z o.o.(Note 2)	4,103,277	4,103,277	100%
LG.Philips LCD Guangzhou Co., Ltd. (Note 3)	*	*	100%
Paju Electric Glass Co., Ltd.	3,600,000	1,440,000	40%
* No shares have been issued in accordance with the local laws and regulations.

LG.Philips LCD Co., Ltd.

Interim Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

LG.Philips LCD Co., Ltd.

Index

June 30, 2007 and 2006, and December 31, 2006

A member firm of

www.samil.com Kukje Center Building 191 Hangangno 2-ga, Yongsan-gu Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of LG.Philips LCD Co., Ltd. (the “Company”) as of June 30, 2007 and the related non-consolidated statements of income, cash flows for the three-month and six-month periods ended June 30, 2007 and 2006, and non-consolidated statements of changes in shareholders’ equity for the three-month and six-month periods ended June 30, 2007, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG.Philips LCD Co., Ltd. as of December 31, 2006 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated February 13, 2007. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2006, presented herein for comparative purposes, is consistent, except for the application of the Statements of Korean Financial Accounting Standards No 21, in all material respects, with the above audited balance sheet as of December 31, 2006.

Samil Pricewaterhouse Cooper is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
July 25, 2007

This report is effective as of July 25, 2007, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd.

Non-Consolidated Balance Sheets

June 30, 2007 and December 31, 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Assets
Current assets
Cash and cash equivalents	(Won)	1,141,428	(Won)	788,066
Available-for-sale securities		23		23
Trade accounts and notes receivable, net (Note 15)		1,604,542		1,049,408
Other accounts receivable, net (Note 15)		27,227		27,036
Accrued income, net		3,761		820
Advanced payments, net		3,471		5,431
Prepaid expenses		65,816		22,051
Prepaid value added tax		55,405		52,837
Other current assets (Note 9)		26,075		50,608
Deferred income tax assets (Note 10)		271,256		—
Inventories, net (Note 4)		794,847		735,376

Total current assets		3,993,851		2,731,656

Long-term financial instruments (Note 3)		13		13
Equity-method investments		486,036		361,545
Property, plant and equipment, net (Note 5)		8,002,006		8,860,076
Intangible assets, net		96,109		114,182
Non-current guarantee deposits		17,708		17,338
Long-term prepaid expenses		169,362		137,974
Deferred income tax assets (Note 10)		502,246		593,063

Total assets	(Won)	13,267,331	(Won)	12,815,847

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 15)	(Won)	960,195	(Won)	943,924
Other accounts payable (Note 15)		641,435		1,066,642
Advances received		7,057		461
Withholdings		11,673		9,045
Accrued expenses		88,297		67,814
Warranty reserve		36,258		28,015
Current portion of long-term debts and debentures (Note 6)		576,048		553,089
Other current liabilities (Note 9)		18,578		25,399

Total current liabilities		2,339,541		2,694,389

Debentures, net of current portion and discounts on debentures (Note 7)		2,798,367		2,319,391

Long-term debts, net of current portion (Note 7)		1,049,833		830,540
Accrued severance benefits, net		93,670		81,851

Total liabilities		6,281,411		5,926,171

Commitments and contingencies (Note 9)

Shareholders’ equity
Capital stock
Common stock, (Won)5,000 par value per share		1,789,079		1,789,079
Capital surplus		2,311,071		2,275,172
Accumulated other comprehensive loss, net		(13,491)		(13,948)
Retained earnings		2,899,261		2,839,373

Total shareholders’ equity		6,985,920		6,889,676

Total liabilities and shareholders’ equity	(Won)	13,267,331	(Won)	12,815,847

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Income

Three-Month and Six-Month Periods Ended June 30, 2007 and 2006

(Unaudited)

(in millions of Korean won,	For the three-month periods ended June 30,				For the six-month periods ended June 30,
except per share amounts)	2007		2006		2007		2006
Sales (Notes 15 and 16)	(Won)	3,267,223	(Won)	2,086,362	(Won)	5,873,586	(Won)	4,504,035

Cost of sales (Notes 12 and 15)		2,995,651		2,392,653		5,713,555		4,666,630

Gross profit (loss)		271,572		(306,291)		160,031		(162,595)

Selling and administrative expenses (Note 13)		132,892		138,897		258,644		247,328

Operating income (loss)		138,680		(445,188)		(98,613)		(409,923)

Non-operating income
Interest income		11,510		7,323		18,878		17,290
Rental income		1,044		2,234		2,051		4,043
Commission earned		11,826		11,556		17,796		12,544
Foreign exchange gains		18,902		48,963		42,543		111,317
Gain on foreign currency translation		23,178		27,502		13,302		46,640
Gain on valuation of equity method investments		19,291		68,445		28,279		81,702
Gain on disposal of property, plant and equipment		626		90		2,127		90
Others		1,702		2,910		3,982		6,584

		88,079		169,023		128,958		280,210

Non-operating expenses
Interest expenses		49,653		35,302		93,939		71,036
Foreign exchange losses		26,671		47,716		40,770		133,867
Loss on foreign currency translation		10,332		32,484		10,332		32,484
Donations		116		1,067		117		1,254
Loss on disposal of accounts receivable		—		2,887		1,805		3,063
Loss on valuation of equity method investments		17,463		57		12,233		72
Loss on disposal of property, plant and equipment		479		1		482		1,046
Loss on disposal of available-for-sale securities		—		35		—		35
Ramp up costs		—		7,104		—		18,043
Others		1		1		1		5

		104,715		126,654		159,679		260,905

Income (loss) before income tax benefit		122,044		(402,819)		(129,334)		(390,618)

Income tax benefit		106,443		81,299		189,222		116,616

Net income (loss)	(Won)	228,487	(Won)	(321,520)	(Won)	59,888	(Won)	(274,002)

Earnings (loss) per share (Note 14)	(Won)	639	(Won)	(899)	(Won)	167	(Won)	(766)

Diluted earnings (loss) per share (Note 14)	(Won)	631	(Won)	(899)	(Won)	167	(Won)	(766)

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month and Six-Month Periods Ended June 30, 2007 and 2006

(Unaudited)

(in millions of Korean won)	For the three-month periods ended June 30,				For the six-month periods ended June 30,
	2007		2006		2007		2006
Cash flows from operating activities
Net income (loss)	(Won)	228,487	(Won)	(321,520)	(Won)	59,888	(Won)	(274,002)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Amortization of intangible assets		11,256		13,694		22,448		24,678
Depreciation		637,891		588,142		1,318,857		1,191,944
Loss (gain) on disposal of property, plant and equipment, net		(147)		(89)		(1,645)		956
Loss (gain) on foreign currency translation, net		(13,434)		4,539		(3,559)		(18,185)
Amortization of discount on debentures		13,489		9,141		21,983		18,184
Provision for warranty reserve		16,473		5,980		28,945		12,573
Provision for severance benefits		21,106		15,747		39,429		31,385
Loss (gain) on valuation of equity method investments, net		(1,828)		(68,388)		(16,046)		(81,630)
Loss on disposal of available-for-sale securities		—		35		—		35
Stock compensation cost		—		(11)		—		—

		684,806		568,790		1,410,412		1,179,940

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		(625,115)		248,028		(560,800)		84,270
Decrease (increase) decrease in inventories		36,516		(156,335)		(59,471)		(358,112)
Decrease (increase) in other accounts receivable		61		(2,102)		(431)		4,041
Decrease (increase) in accrued income		(1,723)		329		(2,941)		325
Decrease (increase) in advance payments		1,077		(1,687)		1,960		2,197
Decrease (increase) in prepaid expenses		31,786		15,391		(29,317)		(35,092)
Decrease (increase) in prepaid value added tax		(26,295)		(17,172)		(2,568)		37,739
Increase in current deferred income tax		(274,438)		(18,645)		(267,947)		(31,802)
Decrease (increase) in other current assets		6,090		(10,074)		9,463		24,409
Increase in long-term prepaid expenses		(1,109)		(4,879)		(45,835)		(42,644)
Decrease (increase) in non-current deferred income tax		167,997		(57,787)		78,726		(84,815)
Increase (decrease) trade accounts and notes payable		71,520		(72,700)		18,682		(24,462)
Decrease in other accounts payable		(74,694)		(19,617)		(33,290)		(55,050)
Increase in advances received		4,330		236		6,596		2,932
Increase (decrease) in withholdings		4,492		(1,201)		2,629		(5,406)
Increase (decrease) in accrued expenses		22,761		17,920		20,483		(1,117)
Decrease in income tax payable		—		(14,256)		—		(19,499)
Decrease in warranty reserve		(11,916)		(5,338)		(20,702)		(10,221)
Decrease in other current liabilities		(647)		—		(5,887)		(2,964)
Accrued severance benefits transferred from affiliated company, net		64		976		2,020		31,385
Payments of severance benefits		(31,877)		(9,084)		(38,267)		(51,291)
Decrease in severance insurance deposit		8,754		3,976		8,573		9,801
Decrease in contribution to National Pension Fund		72		36		65		37

		(692,294)		(103,985)		(918,259)		(525,339)

Net cash provided by operating activities		220,999		143,285		552,041		380,599

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month and Six-Month Periods Ended June 30, 2007 and 2006

(Unaudited)

(in millions of Korean won)	For the three-month periods ended June 30,				For the six-month periods ended June 30,
	2007		2006		2007		2006
Cash flows from investing activities
Proceeds from non-current guarantee deposits		405		10,716		405		10,721
Proceeds from disposal of property, plant and equipment		5,274		785		19,548		785
Proceeds from disposal of available-for-sale securities		—		349		—		349
Proceeds from dividends of equity method investments		1,440		—		1,440		—
Acquisition of equity-method investments		(47,060)		—		(102,230)		—
Payments of non-current guarantee deposits		(754)		(2)		(775)		(4,585)
Acquisitions of available-for-sale securities		—		(30)		—		(45)
Acquisitions of property, plant and equipment		(465,613)		(936,727)		(869,654)		(1,763,331)
Acquisition of intangible assets		(2,156)		(1,919)		(4,213)		(3,885)

Net cash used in investing activities		(508,464)		(926,828)		(955,479)		(1,759,991)

Cash flows from financing activities
Repayment of current portion of long-term debts		(5,578)		—		(25,211)		(9,783)
Proceeds from issuance of long-term debts		—		94,450		273,014		244,450
Proceeds from issuance of bond		508,997		399,600		508,997		399,600

Net cash provided by financing activities		503,419		494,050		756,800		634,267

Net increase (decrease) in cash and cash equivalents		215,954		(289,493)		353,362		(745,125)

Cash and cash equivalents
Beginning of the period		925,474		1,009,393		788,066		1,465,025

End of the period	(Won)	1,141,428	(Won)	719,900	(Won)	1,141,428	(Won)	719,900

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statement of Changes in Shareholders’ Equity

Three-Month and Six-Month Periods Ended June 30, 2007

(Unaudited)

(in millions of Korean won)	Capital stock		Capital surplus		Accumulated other comprehensive Income		Retained earnings		Total
Balance as of January 1, 2007	(Won)	1,789,079	(Won)	2,275,172	(Won)	(13,948)	(Won)	2,839,373	(Won)	6,889,676
Net income		—		—		—		59,888		59,888
Changes in equity securities		—		—		9,181		—		9,181
Gain on valuation of derivatives		—		—		(12,094)		—		(12,094)
Loss on valuation of derivatives		—		—		3,370		—		3,370
Changes in consideration for conversion rights		—		35,899		—		—		35,899

Balance as of June 30, 2007	(Won)	1,789,079	(Won)	2,311,071	(Won)	(13,491)	(Won)	2,899,261	(Won)	6,985,920

Balance as of April 1, 2007	(Won)	1,789,079	(Won)	2,275,172	(Won)	(22,144)	(Won)	2,670,774	(Won)	6,712,881
Net income		—		—		—		228,487		228,487
Changes in equity securities		—		—		264		—		264
Gain on valuation of derivatives		—		—		5,318		—		5,318
Loss on valuation of derivatives		—		—		3,071		—		3,071
Changes in consideration for conversion rights		—		35,899		—		—		35,899

Balance as of June 30, 2007	(Won)	1,789,079	(Won)	2,311,071	(Won)	(13,491)	(Won)	2,899,261	(Won)	6,985,920

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

1.	The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under its original name of LG Soft, Ltd., under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) in 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999 and on August 31, 1999, the Company issued new shares of common stock to Koninklijke Philips Electronics N.V. for proceeds of (Won)725,000 million and Koninklijke Philips Electronics N.V. acquired a 50% interest in LG LCD Co., Ltd.

The Company listed its shares with the Korea Stock Exchange and with US Securities and Exchange Commission in July 2004.

As of June 30, 2007, the Company has outstanding capital stock amounting to (Won) 1,789,079 million.

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are same as those followed by the Company in its preparation of annual non-consolidated financial statements and are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flow, or changes in shareholders’ equity is not presented in the accompanying non-consolidated financial statements.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

Accounting Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

And as SKFAS Nos. 21 through 23, including No.11, became effective for the Company on January 1, 2007, the Company adopted these Standards in its financial statements as of and for the six-month period ended June 30, 2007. However, the non-consolidated statement of change in shareholders’ equity presented for comparative purposes is not stated in accordance with SKFAS No. 21.

3.	Financial Instruments

As of June 30, 2007 and December 31, 2006, long-term financial instruments represent key money deposits required to maintain checking accounts and accordingly, the withdrawal of such deposits is restricted.

4.	Inventories

Inventories as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Finished products	(Won)	387,226	(Won)	311,808
Work-in-process		219,364		312,231
Raw materials		135,006		129,373
Supplies		102,083		101,068

		843,679		854,480
Less: Valuation loss		(48,832)		(119,104)

	(Won)	794,847	(Won)	735,376

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

5.	Property, Plant and Equipment

Property, plant and equipment as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Buildings	(Won)	1,903,945	(Won)	1,875,511
Structures		170,673		170,631
Machinery and equipment		14,002,583		13,754,035
Tools		136,866		138,303
Furniture and fixtures		417,935		411,459
Vehicles		10,313		12,293
Others		8,460		8,460

		16,650,775		16,370,692
Less: Accumulated depreciation		(10,020,726)		(8,715,763)
Government subsidies		(2,858)		(3,015)

		6,627,191		7,651,914
Land		316,969		317,161
Machinery-in-transit		88,000		42,010
Construction-in-progress		969,846		848,991

	(Won)	8,002,006	(Won)	8,860,076

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

6.	Current Portion of Long-Term Debts

Current portion of long-term debts and debentures as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won) Type of borrowing	Creditor	Annual interest rates (%) as of June 30, 2007	2007		2006
Long-term debt in won currency loans	Korea Export- Import Bank	5.88-6.08	(Won)	46,767	(Won)	39,267
Corporate bonds in won currency		5.0		300,000		300,000
Long-term debt in foreign currency debentures of US$200 million	—	3M Libor + 0.6		185,140		185,920
Long-term debt in foreign currency loans of US$50 million	Korea Export-Import Bank and others	6M Libor + 1.2 3M Libor + 0.99 – 1.35		45,822		32,071

				577,729		557,258
Less: Discounts on debentures				(1,681)		(4,169)

			(Won)	576,048	(Won)	553,089

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

7.	Long-Term Debts

Long-term debts as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won) Type of borrowing	Annual interest rates (%) as of June 30, 2007	2007		2006
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 5.0	(Won)	1,550,000	(Won)	1,550,000
Private debentures, payable in 2011	5.3 – 5.89		600,000		600,000
Less: Current portion			(300,000)		(300,000)
Discounts on debentures			(13,171)		(16,036)

			1,836,829		1,833,964

Convertible bonds¹
US dollar-denominated bond, payable through 2012	—		995,335		483,780
Add: Call premium			170,401		84,613
Less: Discount on debentures			(4,304)		(2,139)
Conversion adjustment			(199,894)		(80,827)

			961,538		485,427

		(Won)	2,798,367	(Won)	2,319,391

Won currency loans
General loans	5.43 – 6.08,	(Won)	218,750	(Won)	238,383
	3.50		14,634		14,634
Less: Current portion			(46,767)		(39,267)

			186,617		213,750

Foreign currency loans
General loans	3M Libor+0.99 – 1.35, 6.01, 3M Libor+0.35 – 0.53, 6M Libor+0.41, 6M Libor +0.69 – 1.2		909,038		648,861
Less: Current portion			(45,822)		(32,071)

			863,216		616,790

		(Won)	1,049,833	(Won)	830,540

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

¹ On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49% of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39% of their principal amount on October 19, 2007.

On April 18, 2007, the Company issued US dollar-denominated convertible bonds totaling US$550 million, with a zero coupon rate. On or after April 19, 2008 through April 3, 2012, the bonds are convertible into common shares at a conversion price of (Won)49,070 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 116.77% of their principal amount at maturity. The bondholders have a put option to be repaid at 109.75% of their principal amount on April 18, 2010.

As of June 30, 2007, the number of shares convertible from the outstanding convertible bonds is 18,740,915.

As of June 30, 2007, foreign currency debentures denominated in U.S. dollars amount to US$200 million (December 31, 2006: US$200 million) and foreign currency loans denominated in U.S. dollars amount to US$982 million (December 31, 2006: US$698 million).

8.	Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) to certain executives. Under the terms of this plan, the executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won)44,050 per share. The exercise price decreased from (Won)44,260 to (Won)44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable starting April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares is exercisable.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

The options activity under the SARs as of June 30, 2007 and December 31, 2006, consist of the following:

	2007		2006
	Number of shares under SARs	Weighted average exercise price	Number of shares under SARs	Weighted average exercise price
Beginning	260,000	44,050	410,000	44,050
Granted	—	—	—	—
Cancelled/Expired [1]	—	—	150,000	44,050
Exercised	—	—	—	—
Ending	260,000	44,050	260,000	44,050
Exercisable as of June 30, 2007	—	—	—	—

¹	Options cancelled due to the retirement of several executive officers.

The Company did not recognize any compensation costs in 2007 as market price is below the exercise price as of June 30, 2007.

9. Commitments and Contingencies

As of June 30, 2007, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of June 30, 2007, the Company has a revolving credit facility agreement with several banks totaling (Won)200,000 million and US$100 million.

As of June 30, 2007, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of US$1,203.5 million. The Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and US$123.5 million.

The Company has repayment guarantee from ABN AMRO Bank amounting to US$8.5 million relating to value-added tax payments in Poland.

As of June 30, 2007, the Company entered into a payment guarantee agreements with a syndicate of banks including Kookmin bank and Societe Generale in connection with a EUR 140 million term loan credit facility LG.Philips LCD Poland entered into.

As of June 30, 2007, there are no negotiated foreign currency receivables.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

In October 2006, the subsidiaries entered into a five-year accounts receivable selling program with Standard Chartered Bank, selling accounts receivables of four subsidiaries, namely, LG. Philips LCD America Inc., LG. Philips LCD Germany GmbH, LG. Philips LCD Shanghai CO., Ltd. and LG. Philips LCD Hong Kong, on a revolving basis, of up to US$600 million. The Company joined this program in April 2007. As of June 30, 2007, the amount of accounts receivables which was recorded as sales is (Won)34,943 million. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately (Won)313 million for the six-month period ended June 30, 2007.

As of June 30, 2007, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Koninklijke Philips Electronics N.V.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of these contracts follows:

(in millions) Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
HSBC and others	US$	1,713	(Won)	1,598,153	(Won)916.40:US$1- (Won)955.55:US$1	July 2, 2007 - Feb. 4, 2008
DBS and others	EUR	85	(Won)	105,052	(Won)1,203.10:EUR1- (Won)1,259.72:EUR1	July 9, 2007 - Nov. 19, 2007
Woori Bank and others	(Won)	222,026	JP¥	28,000	(Won)7.662:JP¥1- (Won)8.287:JP¥1	July 12, 2007 - Dec. 14, 2007
Hana Bank	US$	8	JP¥	1,000	JP¥120.01:US$1	Sept. 14, 2007

As of June 30, 2007, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)16,525 million and (Won)12,645 million, respectively. Total unrealized gains and losses of (Won)1,220 million and (Won)1,839 million, respectively, were charged to income for the six-month period ended June 30, 2007, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports, were recorded as accumulated other comprehensive income.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

The forecasted hedged transactions are expected to occur by February 4, 2008. The aggregate amount of all deferred gains and losses of (Won)15,305 million and (Won)10,806 million, respectively, recorded net of tax under accumulated other comprehensive income, are expected to be included in the determination of gain and loss within a year from June 30, 2007.

For the six-month period ended June 30, 2007, the Company recorded realized gains of (Won)22,198 million (2006: (Won)149,897million) on foreign currency forward contracts upon settlement, and for the six-month period ended June 30, 2007, realized losses amounted to (Won)22,422 million (2006: (Won)34,503 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

A summary of such contracts follows:

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
Kookmin Bank and others	US$	150		—	3M Libor ~ 3M Libor + 0.53%	Aug. 29, 2011 – Jan. 31, 2012
		—	(Won)	143,269	4.54% - 5.35%

As of June 30, 2007, unrealized gains of (Won)1,701 million were recognized as accumulated other comprehensive income as these contracts fulfill the requirements for hedge accounting for financial statement purposes, while unrealized losses of (Won)1,039 million were charged to current income as these contracts do not fulfill those requirements.

For the six-month period ended June 30, 2007, the Company recorded realized gains of (Won)419 million (2006: losses of (Won)620 million) and no realized losses (2006: (Won)5,810 million) on cross-currency swap contracts upon settlement.

The Company entered into interest rate swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

A summary of such contracts follows:

(in millions) Contracting party	Contract Amount		Contract foreign exchange rate		Maturity date
SC First Bank	US$	150 —	Accept floating rate Pay fixed rate	6M Libor 5.375% -5.644%	May 21, 2009 - May 24, 2010

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

As of June 30, 2007, unrealized losses of (Won)851 million were recognized as accumulated other comprehensive income as these contracts fulfill the requirements for hedge accounting for financial statement purposes.

The Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current income as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions)
Contracting party	USD Put Buying		USD Call Selling		Strike Price		Maturity date
KDB and others	US$	70	US$	70	(Won) (Won)	922.0:US$1- 933.2:US$1	Aug. 28, 2007 - Oct. 11, 2007

(in millions)
Contracting party	JPY Call Buying		JPY Put Selling		Strike Price			Maturity date
Citibank and others	JP¥	23,000	JP¥	23,000	(Won) (Won)	7.4457: JP 8.1000: JP	¥1- ¥1	Aug. 14, 2007 - Dec. 12, 2007

As of June 30, 2007, unrealized gains of (Won)392 million (2006: nil) and unrealized losses of (Won)833 million (2006: (Won)291 million), were charged to current income, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

For the six-month period ended June 30, 2007, the Company recorded realized gains of (Won)54 million (2006: nil) upon settlement of target forward option contracts.

As of June 30, 2007, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Koninklijke Philips Electronics N.V.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. On August 29, 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged ownership for certain patents and violation of U.S. antitrust laws. In October 2006, the court of the Central District of California dismissed the counter-claim for alleged ownership for certain patents. On November 21, 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Company, and awarded the Company US$53.5 million in damages.

On May 27, 2004, the Company filed a complaint in the United States District of Delaware against Tatung Co., the parent company of Chunghwa Picture Tubes, and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against LG Electronics Inc. and the Company in the United States District Court for the Central District of California. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded the Company US$52.4 million in damages.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Company in the United States District Court of Illinois Eastern Division. On June 28, 2007, the Company settled with IP Innovation LLC and Technology Licensing Corporation, and the case was dismissed on July 6, 2007.

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued against the Company in the United States District Court for the Western District of Wisconsin, but the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of our customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

The Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of June 30, 2007, the Company, along with a number of other companies in the LCD industry, has been named as defendant in a number of federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels.

In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

Each of these matters remains in the very early stages and the Company is not in a position to predict their ultimate outcome. However, the Company intends to defend itself vigorously in these matters.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

10.	Deferred Income Tax Assets and Liabilities

Deferred income tax assets (liabilities) as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Inventories	(Won)	8,057	(Won)	21,098
Equity method investments		(18,377)		(11,578)
Other current assets		684		492
Property, plant and equipment		42,742		40,875
Tax credit carryforwards		475,395		436,486
Deferred income taxes added to shareholders’ equity		(10,548)		(10,892)
Net loss carryforwards		269,643		248,493
Others		24,453		27,616

		792,049		752,590
Less: Valuation allowance		(18,547)		(159,527)

	(Won)	773,502	(Won)	593,063

As the Company anticipates that all tax benefits from tax credits would not be fully realized, a valuation allowance amounting to (Won)18,547 million has been provided as of June 30, 2007.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

11.	Comprehensive Income and Loss

Comprehensive income and loss for the six-month periods ended June 30, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Net income	(Won)	59,888	(Won)	(274,002)
Other comprehensive income:
Gain (loss) on overseas subsidiary translation adjustments (tax effect: (Won)1,526 million in 2007)		9,181		(16,179)
Gain on valuation of derivatives (tax effect: (Won)4,587 million in 2007)		(12,094)		37,750
Loss on valuation of derivatives (tax effect: (Won) (1,278) million in 2007)		3,370		4,593

Comprehensive income (loss)	(Won)	60,345	(Won)	(247,838)

12.	Cost of Sales

Cost of sales for the six-month periods ended June 30, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Finished goods
Beginning balance of inventories	(Won)	256,002	(Won)	173,404
Cost of goods manufactured		5,814,469		3,904,652
Ending balance of inventories		(367,276)		(387,188)

		5,703,195		3,690,868
Others		10,360		975,762

	(Won)	5,713,555	(Won)	4,666,630

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

13.	Selling and Administrative Expenses

Selling and administrative expenses for the six-month periods ended June 30, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006
Salaries	(Won)	33,602	(Won)	21,250
Severance benefits		5,083		3,174
Employee benefits		3,849		2,741
Freight expenses		70,818		92,922
Rental expenses		1,851		1,337
Commission expenses		26,591		37,514
Entertainment expenses		739		627
Depreciation		2,295		1,050
Taxes and dues		883		749
Advertising expenses		12,814		11,353
Promotional expenses		9,135		15,060
Development costs		1,439		114
Research expenses		49,588		35,702
Bad debt expenses		47		(124)
Product warranty expenses		28,945		12,573
Others		10,965		11,286

	(Won)	258,644	(Won)	247,328

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

14.	Earnings(Loss) Per Share

Earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income (loss) per share is computed by dividing ordinary income (loss) allocated to common stock, which is net income (loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings (loss) per share for the three-month and six-month periods ended June 30, 2007 and 2006, is calculated as follows:

	For the three-month periods ended June 30,				For the six-month periods ended June 30,
(in millions, except for per share amount)	2007		2006		2007		2006
Net income (loss) as reported on the statements of income	(Won)	228,486	(Won)	(321,520)	(Won)	59,888	(Won)	(274,002)
Weighted-average number of common shares outstanding		358		358		358		358

Earnings (loss) per share	(Won)	639	(Won)	(899)	(Won)	167	(Won)	(766)

Prior to the issuance of convertible bonds on April 19, 2005, the Company had not issued any dilutive securities. Diluted loss per share is identical to basic loss per share as the Company recorded net loss during the three-month period and six-month periods ended June 30, 2006. Additionally, diluted earnings per share is identical to basic earnings per share as convertible bonds have no dilutive effect for the six-month period ended June 30, 2007.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

Dilutive effect for the three-month period ended June 30, 2007, is as follows:

(in millions, except for per share amount)	For the three-month period ended June 30, 2007
Net income allocated to common stock	(Won)	228,486
Add: Interest expense on convertible bonds¹		7,901
Diluted net income allocated to common stock		236,387

Weighted average number of common shares and diluted securities outstanding during the period		375

Diluted earnings per share	(Won)	631

¹	Net of (Won)(2,997) million tax effect.

Additionally, loss per share for the three-month period ended March 31, 2007 and for the year ended December 31, 2006, are as follows:

	December 31, 2006		March 31, 2007
Basic loss per share	(Won)	2,150	(Won)	471
Diluted loss per share	(Won)	2,150	(Won)	471

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

15.	Related Party Transactions

The ultimate parent company is LG Corporation and the parent company of the Company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the normal course of business with related companies for the six-month periods ended June 30, 2007 and 2006, and the related account balances outstanding as of June 30, 2007 and December 31, 2006, are summarized as follows:

	Sales ¹				Purchases ¹
(in millions of Korean won)	2007		2006		2007		2006
Parent companies	(Won)	427,742	(Won)	427,247	(Won)	54,854	(Won)	126,431
Company that has significant influence over the Company		—		—		7,482		5,853
Overseas subsidiaries		4,857,886		3,766,312		170,712		39,505
Equity-method investee		—		6		115,563		54,864
Other related parties		77,446		62,156		883,480		1,228,572

Total	(Won)	5,363,074	(Won)	4,255,721	(Won)	1,232,091	(Won)	1,455,225

¹	Includes sales of (Won)18,787 million and purchases of property, plant and equipment of (Won)151,154 million.

	Receivables				Payables
(in millions of Korean won)	2007		2006		2007		2006
Parent companies [2]	(Won)	138,465	(Won)	70,805	(Won)	29,924	(Won)	19,328
Company that has significant influence over the Company [3]		2,447		2,340		765		548
Overseas subsidiaries [4]		1,234,791		963,098		35,318		27,449
Equity-method investee [5]		—		—		24,638		22,535
Other related parties [6]		8,602		22,897		320,195		424,572

Total	(Won)	1,384,305	(Won)	1,059,140	(Won)	410,840	(Won)	494,432

[2]	LG Electronics Inc., Koninklijke Philips Electronics N.V.
[3]	LG Corp.
[4]	LG Philips LCD America, Inc., LG Philips LCD Taiwan Co., Ltd.,

LG Philips LCD Japan Co., Ltd., LG Philips LCD Germany GmbH.,

LG Philips LCD Nanjing Co., Ltd., LG Philips LCD Shanghai Co., Ltd.,

LG Philips LCD Hong Kong Co., Ltd., LG.Philips LCD Poland Sp. z o.o.,

LG.Philips LCD Guangzhou Co., Ltd

[5]	Paju Electric Glass Co., Ltd.
[6]	LG Management Development Institute Co., Ltd., LG Micron Ltd., LG Household and

Healthcare, LG CNS, LG N-sys, LG Powercom Corp., Serveone, LG Innotek,

LG Telecom Co., Ltd., LG Chem, Ltd., LG International, LG Dacom Corporation,

Hi Logistics Co. Ltd., Siltron Inc., Lusem Co., Ltd.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

Key management7 compensation costs for the six-month periods ended June 30, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Officers’ salaries	(Won)	838	(Won)	791
Post-retirement benefits		531		228

	(Won)	1,369	(Won)	1,019

[7]

Key management refers to the directors who have significant control and responsibilities on the Company’s operations and business. Total ceiling for compensation for such directors in 2007 and 2006 is (Won)13.4 billion.

16.	Segment Information

The Company operates only one segment, the TFT-LCD division where export sales represents 92% of total sales.

The following is a summary of income by country based on the location of the customers for the six-month periods ended June 30, 2007 and 2006:

(in millions of Korean won)
Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2007	(Won)	452,398	(Won)	1,655,327	(Won)	567,920	(Won)	655,884	(Won)	1,114,768	(Won)	906,056	(Won)	521,233	(Won)	5,873,586

2006	(Won)	413,961	(Won)	465,642	(Won)	632,187	(Won)	406,284	(Won)	1,557,279	(Won)	815,976	(Won)	212,706	(Won)	4,504,035

17.	Reclassification of Prior Period Financial Statements

Due to the adoption of SKFAS No.21, certain amounts in the June 30, 2006 and December 31, 2006, financial statements have been reclassified to conform to the June 30, 2007 financial statement presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

June 30, 2007 and December 31, 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Assets
Current assets
Cash and cash equivalents	(Won)	1,237,643	(Won)	954,362
Available-for-sale securities		23		23
Trade accounts and notes receivable, net (Notes 9 and 15)		1,470,025		859,300
Other accounts receivable, net (Notes 9 and 15)		92,294		112,182
Accrued income, net		3,745		850
Advance payments, net		9,930		7,050
Prepaid expenses		66,925		23,536
Prepaid value added tax		86,512		93,058
Other current assets (Note 9)		26,291		50,884
Deferred income tax assets (Note 10)		272,231		677
Inventories, net (Note 4)		961,911		1,052,705

Total current assets		4,227,530		3,154,627

Long-term financial instruments (Note 3)		13		13
Available-for-sale securities		1		1
Equity method investment		20,021		19,284
Property, plant and equipment, net (Note 5)		8,631,646		9,428,046
Intangible assets, net		114,047		123,826
Non-current guarantee deposits		22,304		22,454
Long-term prepaid expenses		169,435		138,051
Deferred income tax assets (Note 10)		509,361		601,485

Total assets	(Won)	13,694,358	(Won)	13,487,787

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 15)	(Won)	976,534	(Won)	949,436
Short-term borrowings (Note 6)		13,421		250,105
Other accounts payable (Note 15)		756,339		1,249,405
Advances received		72,226		45,785
Withholdings		11,677		25,376
Accrued expenses		71,323		55,867
Income tax payable		3,670		4,658
Warranty reserve		36,971		31,261
Current portion of long-term debts and debentures (Note 6)		616,653		563,630
Other current liabilities (Note 9)		28,126		33,266

Total current liabilities		2,586,940		3,208,789

Debentures, net of current portion and discounts on debentures (Note 7)		2,798,367		2,319,391
Long-term debts, net of current portion (Note 7)		1,228,161		987,597
Accrued severance benefits, net		93,822		81,885
Long-term accrued expenses		1,137		430
Deferred income tax liabilities (Note 10)		11		19

Total liabilities		6,708,438		6,598,111

Commitments and contingencies (Note 9)

Shareholders’ equity
Capital stock
Common stock, (Won)5,000 par value per share		1,789,079		1,789,079
Capital surplus		2,311,071		2,275,172
Accumulated other comprehensive income		(13,491)		(13,948)
Retained earnings		2,899,261		2,839,373

Total shareholders’ equity		6,985,920		6,889,676

Total liabilities and shareholders’ equity	(Won)	13,694,358	(Won)	13,487,787

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Income

Six-Month Periods Ended June 30, 2007 and 2006

(Unaudited)

(in millions of Korean won, except per share amounts)	2007		2006
Sales (Notes 15 and 16)	(Won)	6,077,037	(Won)	4,786,132

Cost of sales (Notes 12 and 15)		5,813,965		4,823,308

Gross profit (loss)		263,072		(37,176)

Selling and administrative expenses (Note 13)		320,940		283,210

Operating income (loss)		(57,868)		(320,386)

Non-operating income
Interest income		20,854		18,385
Rental income		2,050		4,043
Commission earned		10,613		10,141
Foreign exchange gains		85,631		187,984
Gain on foreign currency translation		23,690		52,832
Gain on valuation equity-method of investments		2,176		2,509
Gain on disposal of property, plant and equipment		770		92
Others		5,377		5,397

		151,161		281,383

Non-operating expenses
Interest expenses		102,034		74,944
Foreign exchange losses		75,347		206,745
Loss on foreign currency translation		18,107		36,483
Donations		120		1,260
Loss on disposal of accounts receivable		15,151		9,811
Loss on disposal of property, plant and equipment		2,876		1,052
Ramp up costs		—		18,043
Other bad debt expenses		1,258		—
Others		147		308

		215,040		348,646

Loss before income tax benefit		(121,747)		(387,649)

Income tax benefit		181,635		113,647

Net income (loss)	(Won)	59,888	(Won)	(274,002)

Earnings (loss) per share (Note 14)	(Won)	167	(Won)	(766)

Diluted earnings (loss) per share (Note 14)	(Won)	167	(Won)	(766)

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Six-Month Periods Ended June 30, 2007 and 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Cash flows from operating activities
Net income (loss)	(Won)	59,888	(Won)	(274,002)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Amortization of intangible assets		23,135		25,221
Depreciation		1,382,286		1,219,053
Loss (Gain) on disposal of property, plant and equipment, net		2,106		960
Loss (Gain) on foreign currency translation, net		(7,135)		(19,593)
Amortization of discount on debentures		21,983		18,184
Provision for warranty reserve		31,084		22,239
Provision for severance benefits		39,444		31,402
Gain (Loss) on valuation equity-method of investments, net		(2,176)		(2,509)

		1,490,727		1,294,957

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		(619,271)		281,576
Decrease (increase) in inventories		90,794		(580,114)
Decrease (increase) in other accounts receivable		19,648		(12,265)
Decrease (increase) in accrued income		(2,895)		325
Decrease (Increase) in advance payments		(2,880)		1,974
Increase in prepaid expenses		(28,941)		(34,943)
Decrease in prepaid value added tax		6,546		31,990
Decrease in other current assets		9,527		25,012
Increase in current deferred income tax assets		(268,246)		(32,307)
Increase in long-term accrued expenses		706		210
Decrease in long-term prepaid expenses		(45,832)		(42,635)
Decrease (increase) in non-current deferred income tax assets		80,033		(85,978)
Increase (Decrease) in trade accounts and notes payable		32,090		(60,271)
Decrease in other accounts payable		(87,032)		(55,493)
Increase (Decrease) in advances received		26,839		(1,940)
Decrease in withholdings		(13,699)		(4,381)
Increase (Decrease) in accrued expenses		15,456		(7,606)
Decrease in income tax payable		(988)		(17,240)
Decrease in warranty reserve		(25,373)		(20,883)
Decrease in other current liabilities		(4,204)		(2,952)
Decrease in deferred income tax liabilities		(8)		(448)
Accrued severance benefits transferred from affiliated company, net		2,020		31,385
Payment of severance benefits		(38,272)		(51,297)
Decrease in severance insurance deposits		8,573		9,801
Decrease in contributions to the National Pension Fund		172		37
Increase (Decrease) in consolidation adjustments, net		9,677		(20,612)

		(835,560)		(649,055)

Net cash provided by operating activities		715,055		371,900

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Six-Month Periods Ended June 30, 2007 and 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Cash flows from investing activities
Acquisition of available-for-sale securities		—		(45)
Payment of non-current guarantee deposits		(405)		(4,584)
Proceeds from disposal of available-for-sale securities		—		349
Proceeds from non-current guarantee deposits		554		9,464
Proceeds from disposal of property, plant and equipment		847		789
Proceeds from dividends of equity-method investments		1,440		—
Acquisition of property, plant and equipment		(993,919)		(1,837,279)
Acquisition of intangible assets		(12,091)		(3,393)
Increase of short-term loan		(2)		(5)

Net cash used in investing activities		(1,003,576)		(1,834,704)

Cash flows from financing activities
Proceeds from issuance of long-term debts		335,089		277,877
Repayment of short-term borrowings		(236,576)		—
Proceeds from issuance of debentures		508,997		399,600
Repayment of current maturities of long-term debts		(35,708)		(15,248)

Net cash provided by financing activities		571,802		662,229

Net increase (decrease) in cash and cash equivalents		283,281		(800,575)

Cash and cash equivalents
Beginning of the period		954,362		1,579,452

End of the period	(Won)	1,237,643	(Won)	778,877

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

Six-Month Period Ended June 30, 2007

(Unaudited)

(in millions of Korean won)	Capital stock		Capital surplus		Accumulated other comprehensive income		Retained earnings		Total
Balance as of January 1, 2007	(Won)	1,789,079	(Won)	2,275,172	(Won)	(13,948)	(Won)	2,839,373	(Won)	6,889,676
Net income		—		—		—		59,888		59,888
Changes in overseas subsidiary translation adjustment		—		—		9,181		—		9,181
Gain on valuation of derivatives		—		—		(12,094)		—		(12,094)
Loss on valuation of derivatives		—		—		3,370		—		3,370
Changes in consideration for conversion rights		—		35,899		—		—		35,899

Balance as of June 30, 2007	(Won)	1,789,079	(Won)	2,311,071	(Won)	(13,491)	(Won)	2,899,261	(Won)	6,985,920

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

1.	The Companies

The accompanying consolidated financial statements include the accounts of LG. Philips LCD Co., Ltd. (the “Controlling Company”) and its consolidated subsidiaries. The general information on the Controlling Company and its consolidated subsidiaries is described below.

The Controlling Company

LG.Philips LCD Co., Ltd. was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) in 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V., and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD Co., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999, and on August 31, 1999, the Company issued new shares of common stock to Koninklijke Philips Electronics N.V. for proceeds of (Won)725,000 million, and Koninklijke Philips Electronics N.V. acquired a 50% interest in LG LCD Co., Ltd.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$748,800,000.

Consolidated Subsidiaries

Consolidated subsidiaries as of June 30, 2007, are as follows:

	Total issued and outstanding shares		No. of shares owned by the Controlling Company		Percentage of Ownership (%)
Overseas Subsidiaries
LG.Philips LCD America, Inc.	5,000,000		5,000,000		100
LG.Philips LCD Japan Co., Ltd.	1,900		1,900		100
LG.Philips LCD Germany GmbH	960,000		960,000		100
LG.Philips LCD Taiwan Co., Ltd.	11,550,000		11,549,994		100
LG.Philips LCD Nanjing Co., Ltd.	—	[1]	—	[1]	100
LG.Philips LCD Hong Kong Co., Ltd.	115,000		115,000		100
LG.Philips LCD Shanghai Co., Ltd.	—	[1]	—	[1]	100
LG.Philips LCD Poland Sp.z o.o.	4,103,277		4,103,277		100
LG.Philips LCD Guangzhou Co., Ltd.	—	[1]	—	[1]	100

[1]	No shares have been issued in accordance with the local laws and regulations.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

The primary business activities of the consolidated subsidiaries are as follows:

(1)	LG.Philips LCD America, Inc. (LPLA)

LPLA was incorporated in California, U.S.A. in September 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of June 30, 2007 and December 31, 2006, its capital stock amounted to US$5 million and is wholly owned by LG.Philips LCD Co., Ltd.

(2)	LG.Philips LCD Japan Co., Ltd. (LPLJ)

LPLJ was incorporated in Tokyo, Japan in October 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of June 30, 2007 and December 31, 2006, its capital stock amounted to JP¥ 95 million and is wholly owned by LG.Philips LCD Co., Ltd.

(3)	LG.Philips LCD Germany GmbH (LPLG)

LPLG was incorporated in Düsseldorf, Germany in November 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of June 30, 2007 and December 31, 2006, its capital stock amounted to EUR 1 million and is wholly owned by LG.Philips LCD Co., Ltd.

(4)	LG.Philips LCD Taiwan Co., Ltd. (LPLT)

LPLT was incorporated in Taipei, Taiwan in April 1999, to sell TFT-LCD products and its shares were acquired by the Controlling Company in May 2000. As of June 30, 2007 and December 31, 2006, its capital stock amounted to NTD 116 million and is wholly owned by LG.Philips LCD Co., Ltd.

(5)	LG.Philips LCD Nanjing Co., Ltd. (LPLNJ)

LPLNJ was incorporated in Nanjing, China in July 2002, to manufacture and sell TFT-LCD products. As of June 30, 2007 and December 31, 2006, its capital stock amounted to CNY 1,643 million and CNY 1,380 million, respectively, and is wholly owned by LG. Philips LCD Co., Ltd.

(6)	LG.Philips LCD Hong Kong Co., Ltd. (LPLHK)

LPLHK was incorporated in Hong Kong in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of June 30, 2007 and December 31, 2006, its capital stock amounted to HK$12 million and is wholly owned by LG.Philips LCD Co., Ltd.

(7)	LG.Philips LCD Shanghai Co., Ltd. (LPLSH)

LPLSH was incorporated in Shanghai, China in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of June 30, 2007 and December 31, 2006, its capital stock amounted to CNY 4 million and is wholly owned by LG.Philips LCD Co., Ltd.

(8)	LG.Philips LCD Poland Sp. z o.o. (LPLWR)

LPL Poland was incorporated in Poland on September 6, 2005, to manufacture and sell the TFT-LCD products of LG. Philips LCD Co., Ltd. As of June 30, 2007 and December 31, 2006, its capital stock amounted to PLN 410 million and PLN 239 million, respectively, and is wholly owned by LG. Philips LCD Co., Ltd.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

(9)	LG.Philips LCD Guangzhou Co., Ltd. (LPLGZ)

LPL Poland was incorporated in Guangzhou, China on June 30, 2006, to manufacture and sell the TFT LCD products of LG. Philips LCD Co., Ltd. As of June 30, 2007 and December 31, 2006, its capital stock amounted to CNY 582 million and CNY 318 million, respectively, and is wholly owned by LG. Philips LCD Co., Ltd.

Equity-method investment

The primary business activity of the equity-method investment follows:

(1)	Paju Electric Glass Co., Ltd. (PEG)

PEG was incorporated in Paju, Korea in January 2005, to produce electric glass. As of June 30, 2007 and December 31, 2006, its capital stock amounted to(Won)36,000 million and 40% shares of PEG are owned by LG.Philips LCD Co., Ltd.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

Consolidated Subsidiaries

A summary of financial data of the consolidated subsidiaries, prior to the elimination of intercompany transactions, follows:

Condensed Balance Sheets

(in millions of Korean won)	LG.Philips LCD America, Inc.		LG.Philips LCD Germany GmbH		LG.Philips LCD Japan Co., Ltd.		LG.Philips LCD Taiwan Co., Ltd.		LG.Philips LCD Nanjing Co., Ltd.
Current assets	(Won)	173,520	(Won)	254,256	(Won)	106,035	(Won)	467,901	(Won)	98,768
Non-current assets		4,292		1,634		933		1,660		366,191

Total assets	(Won)	177,812	(Won)	255,890	(Won)	106,968	(Won)	469,561	(Won)	464,959

Current liabilities	(Won)	167,015	(Won)	249,541	(Won)	101,130	(Won)	451,608	(Won)	107,412
Non-current liabilities		—		—		44		—		116,254

Total liabilities		167,015		249,541		101,174		451,608		223,666

Capital stock		6,082		1,252		1,088		4,189		212,297
Accumulated other comprehensive income		(2,398)		(190)		(1,589)		(2,902)		(16,510)
Retained earnings		7,113		5,287		6,295		16,666		45,506

Total shareholders’ equity		10,797		6,349		5,794		17,953		241,293

Total liabilities and shareholders’ equity	(Won)	177,812	(Won)	255,890	(Won)	106,968	(Won)	469,561	(Won)	464,959

(in millions of Korean won)	LG. Philips LCD Hong Kong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		LG. Philips LCD Guangzhou Co., Ltd.		Total
Current assets	(Won)	127,315	(Won)	240,905	(Won)	23,341	(Won)	34,047	(Won)	1,526,088
Non-current assets		294		179		250,245		37,894		663,322

Total assets	(Won)	127,609	(Won)	241,084	(Won)	273,586	(Won)	71,941	(Won)	2,189,410

Current liabilities	(Won)	119,450	(Won)	234,952	(Won)	84,834	(Won)	5,521	(Won)	1,521,463
Non-current liabilities		11		—		63,318		—		179,627

Total liabilities		119,461		234,952		148,152		5,521		1,701,090

Capital stock		1,736		596		131,761		70,475		429,476
Accumulated other comprehensive income		(854)		(478)		2,884		128		(21,909)
Retained earnings		7,266		6,014		(9,211)		(4,183)		80,753

Total shareholders’ equity		8,148		6,132		125,434		66,420		488,320

Total liabilities and shareholders’ equity	(Won)	127,609	(Won)	241,084	(Won)	273,586	(Won)	71,941	(Won)	2,189,410

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

Condensed Statements of Income

(in millions of Korean won)	LG.Philips LCD, America, Inc.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Japan Co., Ltd.		LG.Philips LCD, Taiwan Co., Ltd.		LG.Philips LCD, Nanjing Co., Ltd.
Sales	(Won)	633,215	(Won)	1,028,897	(Won)	577,903	(Won)	1,704,172	(Won)	138,780
Cost of sales		622,735		1,014,385		572,125		1,685,819		93,096

Gross profit		10,480		14,512		5,778		18,353		45,684
Selling and administrative expenses		6,008		6,313		3,786		4,837		29,754

Operating income		4,472		8,199		1,992		13,516		15,930
Non-operating income (expense)		(2,150)		(4,491)		859		(5,803)		(946)

Income(loss) before income taxes		2,322		3,708		2,851		7,713		14,984
Income tax expense		881		1,478		1,368		1,954		1,456

Net income(loss)	(Won)	1,441	(Won)	2,230	(Won)	1,483	(Won)	5,759	(Won)	13,528

(in millions of Korean won)	LG. Philips LCD Hong Kong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		LG. Philips LCD Guangzhou Co., Ltd.		Total
Sales	(Won)	484,055	(Won)	642,265	(Won)	32,492	(Won)	—	(Won)	5,241,779
Cost of sales		479,479		636,094		25,873		—		5,129,606

Gross profit		4,576		6,171		6,619		—		112,173
Selling and administrative expenses		2,296		2,970		10,210		996		67,170

Operating income (loss)		2,280		3,201		(3,591)		(996)		45,003
Non-operating income (expense)		229		(974)		4,759		(2,230)		(10,747)

Income(loss) before income taxes		2,509		2,227		1,168		(3,226)		34,256
Income tax expense		283		149		18		—		7,587

Net income (loss)	(Won)	2,226	(Won)	2,078	(Won)	1,150	(Won)	(3,226)	(Won)	26,669

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Controlling Company and its consolidated subsidiaries in the preparation of its interim consolidated financial statements are same as those followed by the Controlling Company in its preparation of annual consolidated financial statements and are summarized below.

Basis of Consolidated Financial Statement Presentation

The Controlling Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Controlling Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flow, or changes in shareholders’ equity is not presented in the accompanying consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

And as SKFAS Nos. 21 through 23, including No.11 and 25, became effective for the Company on January 1, 2007, the Company adopted these Standards in its financial statements as of and for the six-month period ended June 30, 2007. However, the consolidated statement of changes in shareholders’ equity presented for comparative purposes is not stated in accordance with SKFAS No. 21.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

3.	Financial Instruments

As of June 30, 2007 and December 31, 2006, long-term financial instruments represent key money deposits required to maintain checking accounts and accordingly, the withdrawal of such deposits is restricted.

4.	Inventories

Inventories as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Finished products	(Won)	555,465	(Won)	641,913
Work-in-process		219,364		312,231
Raw materials		135,006		129,981
Supplies		103,228		101,581

		1,013,063		1,185,706
Less : Valuation loss		(51,152)		(133,001)

	(Won)	961,911	(Won)	1,052,705

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

5.	Property, Plant and Equipment

Property, plant and equipment as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Buildings	(Won)	2,164,118	(Won)	2,026,462
Structures		171,783		171,743
Machinery and equipment		14,418,791		14,035,368
Tools		197,363		167,291
Furniture and fixtures		447,341		435,467
Vehicles		13,829		14,875
Others		8,460		8,460

		17,421,685		16,859,666
Less: Accumulated depreciation		(10,219,236)		(8,849,494)
Government subsidies		(2,858)		(3,015)

		7,199,591		8,007,157
Land		336,195		335,563
Machinery-in-transit		102,431		118,373
Construction-in-progress		1,012,655		985,355

		8,650,872		9,446,448
Government subsidies		(19,226)		(18,402)

	(Won)	8,631,646	(Won)	9,428,046

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

6.	Short-Term Borrowings

a. Short-term borrowings as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Creditor	Annual interest rates (%) as of June 30, 2007	2007		2006
Documents against acceptance	Woori Bank and others	—	(Won)	—	(Won)	204,528
(2006 : US$ 220 million)
General Loans of JP¥ 880 million, EUR 3 million and PLN 9 million (2006 : US$ 13 million, JP¥1,520 million, EUR 8 million, and PLN 39 million)	Mizuho Bank and others	Tibor + 0.4 – 0.45
				13,421		45,577

			(Won)	13,421	(Won)	250,105

b. Current portion of long-term debts and debentures as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won) Type of borrowing	Annual interest rate (%) as of June 30, 2007	2007		2006
Long-term debts in won currency loans	5.88-6.08	(Won)	46,767	(Won)	39,267
Long-term debts in won currency debt	5.0		300,000		300,000
Long-term debentures in foreign currency	3M Libor+0.6		185,140		185,920
Long-term debts in foreign currency	6M Libor+1.2, 3M Libor+0.99 1.35 5.83-6.16		86,427		42,612

			618,334		567,799
Less: Discount on debentures			(1,681)		(4,169)

		(Won)	616,653	(Won)	563,630

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

7.	Long-Term Debts

Long-term debts as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2007	2007		2006
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 5.0	(Won)	1,550,000	(Won)	1,550,000
Private debentures, payable in 2011	5.3 – 5.89		600,000		600,000
Less: Current portion			(300,000)		(300,000)
Discounts on debentures			(13,171)		(16,036)

			1,836,829		1,833,964

Convertible bonds¹
US dollar-denominated bonds, payable through 2012			995,335		483,780
Add: Call premium			170,401		84,613
Less: Discount on debentures			(4,304)		(2,139)
Conversion adjustment			(199,894)		(80,827)

			961,538		485,427

Total debentures		(Won)	2,798,367	(Won)	2,319,391

Won currency loans
General loans	5.53-6.08	(Won)	218,750	(Won)	238,383
	3.50		14,634		14,634
Less: Current portion			(46,767)		(39,267)

			186,617		213,750

Foreign currency loans
General loans	5.83-6.16		218,933		167,599
	6M Libor+0.69-1.2		85,165		44,621
	3M Libor+0.99-1.35, 6.01		268,453		139,440
	6M Libor + 0.41 3M Libor+0.35-0.53		555,420		464,800
Less: Current portion			(86,427)		(42,613)

			1,041,544		773,847

Total long-term loans		(Won)	1,228,161	(Won)	987,597

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

¹On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49% of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39% of their principal amount on October 19, 2007.

On April 18, 2007, the Company issued US dollar-denominated convertible bonds totaling US$550 million, with a zero coupon rate. On or after April 19, 2008 through April 3, 2012, the bonds are convertible into common shares at a conversion price of (Won)49,070 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 116.77% of their principal amount at maturity. The bondholders have a put option to be repaid at 109.75% of their principal amount on April 18, 2010.

As of June 30, 2007, the number of shares convertible from the outstanding convertible bonds is 18,740,915.

As of June 30, 2007, foreign currency debentures denominated in U.S. dollars amount to US$200 million (December 31, 2006: US$200 million) and foreign currency denominated loans amounted to US$1,117 million, CNY 260 million and EUR 50 million (December 31, 2006: US$ 845 million and CNY 260 million).

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

8.	Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) to certain executives. Under the terms of this plan, the executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won)44,050 per share. The exercise price decreased from (Won)44,260 to (Won)44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable starting April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares is exercisable.

The options activity under the SARs as of June 30, 2007 and December 31, 2006, consist of the following:

	2007		2006
	Number of shares under SARs	Weighted average exercise price	Number of shares under SARs	Weighted average exercise price
Beginning	260,000	44,050	410,000	44,050
Granted	—	—	—	—
Cancelled/Expired [1]	—	—	150,000	44,050
Exercised	—	—	—	—
Ending	260,000	44,050	260,000	44,050
Exercisable as of June 30,2007	—	—	—	—
¹ Options cancelled due to the retirement of several executive officers.

The Company did not recognize any compensation costs in 2007 as market price is below the exercise price as of June 30, 2007.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

9.	Commitments and Contingencies

As of June 30, 2007, the Controlling Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of June 30, 2007, the Controlling Company has revolving credit facility agreements with several banks totaling (Won)200,000 million and US$100 million (December 31, 2006: (Won)200,000 million and US$100 million).

As of June 30, 2007, the Controlling Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of US$1,203.5 million. The Controlling Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and US$123.5 million.

The Controlling Company has repayment guarantee from ABN AMRO Bank amounting to US$8.5 million relating to value-added tax payments in Poland.

As of June 30, 2007, the Controlling Company entered into a payment guarantee agreements with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR 140 million term loan credit facility for LG.Philips LCD Poland.

LG.Philips LCD America Co., Inc. and other subsidiaries have entered into short-term facility agreements of up to US$97 million, EUR 3.6 million, and JP¥5,200 million with Comerica Bank and other various banks. LG. Philips LCD Japan Co., Ltd. and LG. Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP¥1,300 million and US$4 million, respectively, relating to their local tax payments.

As of June 30, 2007, there are no negotiated foreign currency receivables.

In October 2006, the Controlling Company entered into a five-year accounts receivable selling program with Standard Chartered Bank. The Company sells accounts receivables of four subsidiaries, namely, LG.Philips LCD America Inc., LG.Philips LCD Germany GmbH, LG.Philips LCD Shanghai Co., Ltd. and LG.Philips LCD Hong Kong Co., Ltd., on a revolving basis, of up to US$600 million. The Controlling Company joined this program in April 2007. As of June 30, 2007 the amount of accounts receivables which was recorded as sold is (Won)162,004 million. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately (Won)4,831 million for the six-month period ended June 30, 2007.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

In September 2004, the Controlling Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest up to US$350 million in eligible accounts receivables of four subsidiaries, namely, LG.Philips LCD America (“LPLA”), LG.Philips LCD Germany (“LPLG”), LG.Philips LCD Taiwan (“LPLT”) and LG.Philips LCD Japan (“LPLJ”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG. Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively.

As of June 30, 2007, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)315,671 million (December 31, 2006: (Won)364,785 million), of which the Company’s subordinated retained interest was (Won)61,559 million (December 31, 2006: (Won)70,643 million). Accordingly, (Won)254,112 million (December 31, 2006: (Won)294,122 million) of accounts receivable balances, net of applicable allowances, was removed from the consolidated balance sheet at June 30, 2007. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately (Won)7,319 million for the six-month period ended June 30, 2007.

In June 2006, LPLSH entered into an accounts receivable selling program with Standard Chartered Bank for up to US$200 million. As of June 30, 2007, there are no accounts receivable which were recorded as sales. Losses, including the loss on sale of receivables, various programs and facility fees associated with the program totaled approximately (Won)430 million for the six-month period ended June 30, 2007.

In September 2006, the LPLT entered into accounts receivable selling program with ChinaTrust Bank of up to US$423 million. As of June 30, 2007 there are no accounts receivables recorded as sold. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately (Won)3,117 million for the six-month period ended June 30, 2007.

As of June 30, 2007, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Koninklijke Philips Electronics N.V. Electronics.

The Controlling Company entered into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

A summary of these contracts follows:

(in millions) Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
HSBC and others	US$	1,713	(Won)	1,598,153	(Won)916.40:US$1-(Won)955.55:US$1	July 2, 2007 - Feb. 4, 2008
DBS and others		EUR 85	(Won)	105,052	(Won)1,203.10:EUR1-(Won)1,259.72:EUR1	July 9, 2007 - Nov. 19, 2007
Woori Bank and others	(Won)	222,026	JP¥	28,000	(Won)7.662:JP¥1-(Won)8.287:JP¥1	July 12, 2007 - Dec. 14, 2007
Hana Bank	US$	8	JP¥	1,000	JP¥120.01:US$1	Sept. 14, 2007

As of June 30, 2007, the Controlling Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)16,525 million and (Won)12,645 million, respectively. Total unrealized gains and losses of (Won)1,220 million and (Won)1,839 million, respectively, were charged to income for the six-month period ended June 30, 2007, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports, were recorded as accumulated other comprehensive income.

The forecasted hedged transactions are expected to occur by February 4, 2008. The aggregate amount of all deferred gains and losses of (Won)15,305 million and (Won)10,806 million, respectively, recorded net of tax under accumulated other comprehensive income, are expected to be included in the determination of gain and loss within a year from June 30, 2007.

For the six-month period ended June 30, 2007, the Company recorded realized gains of (Won)22,198 million (2006: (Won)149,897million) on foreign currency forward contracts upon settlement, and for the six-month period ended June 30, 2007, realized losses amounted to (Won)22,422 million (2006: (Won)34,503 million).

The Controlling Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

A summary of such contracts follows:

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
Kookmin Bank and others	US$	150		—	3M Libor ~ 3M Libor + 0.53%	Aug. 29, 2011 -Jan. 31, 2012
		—	(Won)	143,269	4.54% - 5.35%

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

As of June 30, 2007, unrealized gains of (Won)1,701 million were recognized as accumulated other comprehensive income as these contracts fulfill the requirements for hedge accounting for financial statement purposes, while unrealized losses of (Won)1,039 million were charged to current income as these contracts do not fulfill those requirements.

For the six-month period ended June 30, 2007, the Controlling Company recorded realized gains of (Won)419 million (2006: losses of (Won)620 million) and no realized losses (2006: (Won)5,810 million) on cross-currency swap contracts upon settlement.

The Controlling Company entered into interest rate swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

A summary of such contracts follows:

(in millions) Contracting party	Contract Amount		Contract foreign exchange rate		Maturity date
SC First Bank	US$	150	Accept floating rate	6M Libor	May 21, 2009 - May 24, 2010

		—	Pay fixed rate	5.375% - 5.644%

As of June 30, 2007, unrealized losses of (Won)851 million were recognized as accumulated other comprehensive income as these contracts fulfill the requirements for hedge accounting for financial statement purposes.

The Controlling Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current income as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions) Contracting party	USD Put Buying		USD Call Selling		Strike Price	Maturity date
KDB and others	US$	70	US$	70	(Won)922.0:US$1-(Won)933.2:US$1	Aug. 28, 2007 - Oct. 11, 2007

(in millions) Contracting party	JPY Call Buying		JPY Put Selling		Strike Price	Maturity date
Citibank and others	JP¥	23,000	JP¥	23,000	(Won)7.4457: JP¥1-(Won)8.1000: JP¥1	Aug. 14, 2007 - Dec. 12, 2007

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

As of June 30, 2007, unrealized gains of (Won)392 million (2006: nil) and unrealized losses of (Won)833 million (2006: (Won)291 million), were charged to current income, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

For the six-month period ended June 30, 2007, the Company recorded realized gains of (Won)54 million (2006: nil) upon settlement of target forward option contracts.

The Controlling Company is involved in several legal proceedings and claims arising in the ordinary course of business. On August 29, 2002, the Controlling Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against the Controlling Company in the United States District Court for the Central District of California for alleged ownership for certain patents and violation of U.S. antitrust laws. In October 2006, the court of the Central District of California dismissed the counter-claim for alleged ownership for certain patents. On November 21, 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Controlling Company, and awarded the Controlling Company US$53.5 million in damages.

On May 27, 2004, the Controlling Company filed a complaint in the United States District Court for the District of Delaware against Tatung Co., the parent company of Chunghwa Picture Tubes, and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for a portable computer patent infringement against LG Electronics Inc. and the Controlling Company in the United States District Court for the Central District of California. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, the Controlling Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District Court for the District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded the Controlling Company US$52.4 million in damages.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Controlling Company in the United States District Court of Illinois Eastern Division. On June 28, 2007, the Controlling Company settled with IP Innovation LLC and Technology Licensing Corporation, and the case was dismissed on July 6, 2007.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

On December 1, 2006, the Controlling Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued against the Company in the United States District Court for the Western District of Wisconsin, but the suit was transferred to the United States District Court for the District of Delaware according to the Controlling Company’s request to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Controlling Company for patent infringement in the United States District Court for the Eastern District of Texas.

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Controlling Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Controlling Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

The Controlling Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Controlling Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of June 30, 2007, the Controlling Company, along with a number of other companies in the LCD industry, has been named as defendant in a number of federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels.

In February 2007, the Controlling Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Controlling Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Controlling Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Controlling Company and the officers and directors intend to defend themselves vigorously in this matter.

Each of these matters remains in the very early stages and the Controlling Company is not in a position to predict their ultimate outcome. However, the Controlling Company intends to defend itself vigorously in these matters.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

10.	Deferred Income Tax Assets and Liabilities

Deferred income tax assets (liabilities) as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Inventories	(Won)	8,197	(Won)	21,267
Other current assets (liabilities)		684		492
Property, plant and equipment		51,057		59,974
Tax credit carryforwards		475,395		436,486
Deferred income taxes added to shareholders’ equity		(10,548)		(10,892)
Net loss carryforwards		269,643		248,493
Others		5,700		5,850

		800,128		761,670
Less: Valuation allowance		(18,547)		(159,527)

	(Won)	781,581	(Won)	602,143

As the Company anticipates that all tax benefits from tax credits would not be fully realized, a valuation allowance amounting to (Won)18,547 million has been provided as of June 30, 2007.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

11.	Consolidated Comprehensive Income and Loss

Consolidated comprehensive income and loss for the six-month periods ended June 30, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Net income	(Won)	59,888	(Won)	(274,002)
Other comprehensive income:
Gain (loss) on overseas subsidiary translation adjustment (tax effect: (Won)1,526 million in 2007)		9,181		(16,179)
Gain on valuation of derivatives (tax effect: (Won)4,587 million in 2007)		(12,094)		37,750
Loss on valuation of derivatives (tax effect: (Won)(1,278) million in 2007)		3,370		4,593

Comprehensive income(loss)	(Won)	60,345	(Won)	(247,838)

12.	Cost of Sales

Cost of sales for the six-month periods ended June 30, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Finished goods
Beginning balance of inventories	(Won)	572,210	(Won)	329,378
Cost of goods manufactured		5,761,958		5,315,323
Ending balance of inventories		(533,195)		(826,273)

		5,800,973		4,818,428
Others		12,992		4,880

	(Won)	5,813,965	(Won)	4,823,308

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

13.	Selling and Administrative Expenses

Selling and administrative expenses for the six-month period ended June 30, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006
Salaries	(Won)	46,816	(Won)	31,595
Severance benefits		5,098		3,190
Employee benefits		5,948		4,148
Freight expenses		93,056		100,438
Rental expenses		5,240		4,049
Commission expenses		36,938		33,132
Entertainment expenses		1,655		1,822
Depreciation		5,530		2,786
Taxes and dues		2,611		1,803
Advertising expenses		12,867		11,447
Promotional expenses		8,908		15,062
Development costs		1,456		114
Research expenses		49,588		35,704
Product warranty expenses		31,083		22,204
Others		14,146		15,716

	(Won)	320,940	(Won)	283,210

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

14.	Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income (loss) per share is computed by dividing ordinary income (loss) allocated to common stock, which is net income (loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings (loss) per share for the three-month and six-month periods ended June 30, 2007 and 2006, is calculated as follows:

	For the six-month periods ended June 30,
(in millions, except for per share amount)	2007		2006
Net income (loss) as reported on the statements of income	(Won)	59,888	(Won)	(274,002)
Weighted-average number of common shares outstanding		358		358

Earnings (loss) per share	(Won)	167	(Won)	(766)

Prior to the issuance of convertible bonds were issued on April 19, 2005, the Company had not issued any dilutive securities. Diluted loss per share is identical to basic loss per share as the Company recorded net loss during the three-month period and six-month periods ended June 30, 2006. Additionally, diluted loss per share is identical to basic loss per share as convertible bonds have no dilutive effect for the six-month period ended June 30, 2007.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

Dilutive effect for the six-month period ended June 30, 2007, is as follows:

(in millions, except for per share amount)	For the six-month period ended June 30, 2007
Net income allocated to common stock	(Won)	59,888
Add: Interest expense on convertible bonds¹		12,056

Diluted net income allocated to common stock		71,944
Weighted average number of common shares and diluted securities outstanding during the period		370

Diluted earnings per share	(Won)	194

¹ Net of (Won)(4,573) million tax effect.

Additionally, loss per share for the year ended December 31, 2006, are as follows:

	December 31, 2006
Basic loss per share	(Won)	2,150
Diluted loss per share	(Won)	2,150

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

15.	Related Party Transactions

The ultimate parent company is LG Corporation and the parent company of the Company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the normal course of business with related companies for the six-month period ended June 30, 2007 and 2006, and the related account balances outstanding as of June 30, 2007 and December 31, 2006, are summarized as follows:

Between LG.Philips LCD and consolidated subsidiaries

(in millions of Korean won)	2007		2006
Sales	(Won)	4,857,886	(Won)	3,766,312
Purchases		170,712		39,505
Accounts receivable		1,234,791		1,167,626
Accounts payable		35,318		27,449

Between consolidated subsidiaries

(in millions of Korean won)	2007		2006
Accounts receivable and payable	(Won)	4,295	(Won)	450,335
Sales and purchases		19,830		1,373,180

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, for the six-month periods ended June 30, 2007 and 2006, and as of June 30, 2007 and December 31, 2006, are summarized as follows:

(in millions of Korean won)	Sales				Purchases
	2007		2006		2007		2006
Parent companies	(Won)	1,946,081	(Won)	921,194	(Won)	54,862	(Won)	126,503
Company that has significant influence over the Company		—		—		7,482		5,853
Equity-method investee		—		13		115,564		54,864
Other related parties		410,686		873,557		985,794		1,346,263

Total	(Won)	2,356,767	(Won)	1,794,764	(Won)	1,163,702	(Won)	1,533,483

¹ Includes purchases of property, plant and equipment of (Won)228,566 million.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

(in millions of Korean won)	Receivables				Payables
	2007		2006		2007		2006
Parent companies[2]	(Won)	399,343	(Won)	251,528	(Won)	30,760	(Won)	19,437
Company that has significant influence over the Company[3]		2,447		2,340		765		548
Equity-method investee[4]		—		—		24,638		22,535
Other related parties[5]		68,774		73,485		380,595		436,614

Total	(Won)	470,564	(Won)	327,353	(Won)	436,758	(Won)	479,134

[2]	LG Electronics Inc., Koninklijke Philips Electronics N.V.
[3]	LG Corp
[4]	Paju Electric Glass Co., Ltd.
[5]

LG Management Development Institute Co., Ltd., LG Micron Ltd., LG Household and Healthcare, LG CNS, LG N-sys, LG Powercom Corp., Serveone, LG Innotek, LG Telecom Co., Ltd., LG Chem, Ltd., LG International, LG Dacom Corporation, Hi Logistics Co. Ltd., Siltron Inc., Lusem Co., Ltd.

Key management7 compensation costs for the six-month periods ended June 30, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Officers’ salaries	(Won)	838	(Won)	791
Post-retirement benefits		531		228

	(Won)	1,369	(Won)	1,019

[7]        Key management refers to the directors who have significant control and responsibilities on the Company’s operations and business. Total ceiling for compensation for such directors in 2007 and 2006 is (Won)13.4 billion.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2007 and 2006, and December 31, 2006

(Unaudited)

16.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represent about 93% of total sales for the six-month period ended June 30, 2007.

The following is a summary of operations by country based on the location of the customers for the six-month periods ended June 30, 2007 and 2006:

(in millions of Korean won)
	Korea
	Domestic		Export		Asia		USA		Europe		Consolidation Adjustment		Total
Sales	(Won)	452,398	(Won)	5,421,188	(Won)	3,547,175	(Won)	633,215	(Won)	1,061,389	(Won)	(391)	(Won)	11,114,974
Internal sales		—		(4,847,161)		(153,850)		—		(36,926)		—		(5,037,937)

Net sales	(Won)	452,398	(Won)	574,027	(Won)	3,393,325	(Won)	633,215	(Won)	1,024,463	(Won)	(391)	(Won)	6,077,037

Operating income	(Won)			(98,613)	(Won)	35,923	(Won)	4,472	(Won)	4,608	(Won)	(4,258)	(Won)	(57,868)

Total assets	(Won)			13,267,331	(Won)	1,482,122	(Won)	177,812	(Won)	529,476	(Won)	(1,762,383)	(Won)	13,694,358

17.	Reclassification of Prior Period Financial Statements

Due to the adoption of SKFAS No.21, certain amounts in the June 30, 2006 and December 31, 2006, financial statements have been reclassified to conform to the June 30, 2007 financial statement presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

(Unaudited)

(in millions of Korean won, and thousands of US dollars, except for share data)
	December 31, 2006		June 30, 2007		(Note 2) June 30, 2007
Assets
Current assets
Cash and cash equivalents	(Won)	954,362	(Won)	1,237,643	$1,341,473
Accounts receivable, net
Trade, net		531,947		999,461	1,083,309
Due from affiliates		327,353		470,564	510,041
Others, net		112,182		92,294	100,037
Inventories		1,051,590		961,166	1,041,801
Deferred income taxes		—		278,797	302,186
Prepaid expense		25,002		66,960	72,577
Prepaid value added tax		93,058		86,512	93,770
Other current assets		58,807		39,989	43,345

Total current assets		3,154,301		4,233,386	4,588,539

Long-term prepaid expenses		138,051		169,435	183,649
Property, plant and equipment, net		9,485,148		8,686,465	9,415,202
Deferred income taxes		610,103		531,524	576,115
Intangibles, net		61,911		71,608	77,615
Other assets		46,844		48,004	52,032

Total assets	(Won)	13,496,358	(Won)	13,740,422	$14,893,152

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)	250,105	(Won)	13,421	$14,547
Trade accounts and notes payable
Trade		663,353		729,921	791,157
Due to affiliates		286,083		246,613	267,302
Other accounts payable
Others		1,056,354		567,463	615,069
Due to affiliates		193,051		189,955	205,891
Accrued expenses		55,867		71,323	77,307
Income taxes payables		4,449		3,670	3,978
Current portion of long-term debts and debentures		564,672		617,032	668,797
Other current liabilities		173,233		184,415	199,885

Total current liabilities		3,247,167		2,623,813	2,843,933

Long-term debt, net of current portion		3,291,065		4,051,842	4,391,765
Long-term accrued expense		2,671		6,117	6,630
Accrued severance benefits, net		81,885		93,822	101,693

Total liabilities		6,622,788		6,775,594	7,344,021

Commitments and contingencies (Note 7)

Stockholders’ equity
Capital stock
Common stock : (Won)5,000 par value; authorized 400 and 500 million shares; issued and outstanding 358 million shares at December 31, 2006 and June 30, 2007		1,789,078		1,789,078	1,939,170

Capital Surplus		2,246,947		2,248,161	2,436,767

Retained earnings		2,849,912		2,942,939	3,189,832

Accumulated other comprehensive income		(12,367)		(15,350)	(16,638)

Total stockholders’ equity		6,873,570		6,964,828	7,549,131

Total liabilities and stockholders’ equity	(Won)	13,496,358	(Won)	13,740,422	$14,893,152

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Income

(Unaudited)

(in millions of Korean won, and thousands of US dollars, except for share amount)

	For the three month periods ended June 30,				For the six month periods ended June 30,
	2006		2007		2006		2007		2007
									(Note 2)
Sales
Related parties	(Won)	854,066	(Won)	1,310,104	(Won)	1,794,764	(Won)	2,356,767	$2,554,484
Others		1,460,930		2,044,477		2,991,368		3,720,270	4,032,376

		2,314,996		3,354,581		4,786,132		6,077,037	6,586,860

Cost of sales		2,530,336		3,033,197		4,825,652		5,792,138	6,278,060

Gross profit (loss)		(215,340)		321,384		(39,520)		284,899	308,800

Selling, general and administrative expenses		162,735		174,320		293,031		342,608	371,351

Operating income (loss)		(378,075)		147,064		(332,551)		(57,709)	(62,551)

Other income (expense)
Interest income		7,933		12,419		18,385		20,854	22,604
Interest expense		(37,807)		(50,386)		(73,693)		(97,362)	(105,530)
Foreign exchange gain (loss), net		12,857		25,610		30,578		23,275	25,228
Rental income		2,234		1,043		4,043		2,050	2,222
Others, net		11,460		11,175		12,483		13,331	14,449

Total other income (expense)		(3,323)		(139)		(8,204)		(37,852)	(41,027)

Income (loss) before income tax expense		(381,398)		146,925		(340,755)		(95,561)	(103,578)

Income tax benefit		79,705		115,343		100,228		188,588	(204,409)

Net income (loss)	(Won)	(301,693)	(Won)	262,268	(Won)	(240,527)	(Won)	93,027	$100,831

Net income (loss) per common share
Basic	(Won)	(843)	(Won)	733	(Won)	(672)	(Won)	260	$282
Diluted	(Won)	(843)	(Won)	733	(Won)	(672)	(Won)	260	$282

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
(in millions of Korean won)	Shares	Amount		Additional Paid-In Capital		Unearned Compensation
Balance as of December 31, 2005	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(7,312)	(Won)	3,542,691	(Won)	(1,367)	(Won)	7,574,202

Stock compensation expense							3,147						3,147
Comprehensive income :
Net income (loss)									(692,779)				(692,779)
Cumulative translation adjustment											(14,396)		(14,396)
Net unrealized gains on derivative, net of tax											3,396		3,396

Total comprehensive income													(703,779)

Balance as of December 31, 2006	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(4,165)	(Won)	2,849,912	(Won)	(12,367)	(Won)	6,873,570

Stock compensation expense							1,214						1,214
Comprehensive income :
Net income (loss)									93,027				93,027
Cumulative translation adjustment											8,121		8,121
Net unrealized gains (losses) on derivative, net of tax											(11,104)		(11,104)

Total comprehensive income													90,044

Balance as of June 30, 2007	357,815,700		1,789,078	(Won)	2,251,112	(Won)	(2,951)	(Won)	2,942,939	(Won)	(15,350)	(Won)	6,964,828

	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income		Total
(in thousands of US dollars) (Note 2)	Shares	Amount		Additional Paid-In Capital		Unearned Compensation
Balance as of December 31, 2006	357,815,700		$1,939,170		$2,439,965		$(4,514)		$3,089,001		$(13,405)		$7,450,217

Stock compensation expense							1,316						1,316
Comprehensive income :
Net income (loss)									100,831				100,831
Cumulative translation adjustment											8,802		8,802
Net unrealized gains (losses) on derivative, net of tax											(12,035)		(12,035)

Total comprehensive income													97,598

Balance as of June 30, 2007	357,815,700		$1,939,170		$2,439,965		$(3,198)		$3,189,832		$(16,638)		$7,549,131

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

(in millions of Korean won, and thousands of US dollars)

	For the six month periods ended June 30
	2006		2007		2007
					(Note 2)
Cash flows from operating activities:
Net income (loss)	(Won)	(240,527)	(Won)	93,027	$100,831

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		1,224,767		1,385,024	1,501,218
Provision for severance benefits		31,402		39,444	42,753
Foreign exchange gain, net		(52,099)		(10,313)	(11,178)
Amortization of intangible assets		3,243		3,813	4,133
Loss on disposal of property, plant and equipment		960		2,106	2,283
Amortization of debt issuance cost		2,517		1,986	2,153
Increase in deferred income taxes assets, net		(105,010)		(192,827)	(209,004)
Others, net		17,156		50,625	54,872

Change in operating assets and liabilities:
Decrease (increase) in accounts receivable		281,576		(619,271)	(671,224)
Decrease (increase) in inventories		(580,565)		90,424	98,010
Increase in other current assets		(34,959)		(25,599)	(27,747)
Increase (decrease) in trade accounts and notes payable		(60,271)		32,090	34,782
Decrease in other accounts payable		(55,493)		(85,953)	(93,164)
Increase (decrease) in accrued expenses		(7,606)		15,456	16,753
Decrease in other current liabilities		(53,533)		(63,696)	(69,040)

Net cash provided by operating activities		371,558		716,336	776,431

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(726,720)		(274,665)	(297,708)
Purchase from others		(1,110,559)		(719,254)	(779,595)
Proceeds from sales of property, plant and equipment		789		847	918
Acquisition of intangible assets		(3,393)		(12,091)	(13,105)
Others, net		5,178		1,587	1,721

Net cash used in investing activities		(1,834,705)		(1,003,576)	(1,087,769)

Cash flows from financing activities:
Proceeds from (repayment on) short-term borrowings		33,428		(236,576)	(256,423)
Proceeds from issuance of long-term debt		644,050		844,086	914,899
Repayment on long-term debt		(15,248)		(35,708)	(38,704)

Net cash provided by financing activities		662,230		571,802	619,772

Effect of exchange rate changes on cash and cash equivalents		342		(1,281)	(1,388)

Net increase (decrease) in cash and cash equivalents		(800,575)		283,281	307,046

Cash and cash equivalents:
Beginning of period		1,579,452		954,362	1,034,427

End of period	(Won)	778,877	(Won)	1,237,643	$1,341,473

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2007

1.	Basis of presentation

The accompanying unaudited interim consolidated financial statements and related notes should be read in conjunction with the Consolidated Financial Statements of LG.Philips LCD Co., Ltd. (“LPL”), and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”) and related notes thereto for the year ended December 31, 2006. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair statement of results for these interim periods. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

2.	United States dollar amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)922.60: US $1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on June 30, 2007. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

3.	Inventories

Inventories at December 31, 2006 and June 30, 2007 comprise the following:

(in millions of Korean won)	December 31, 2006		June 30, 2007
Finished products	(Won)	571,849	(Won)	532,786
Work in process		264,377		204,480
Raw materials		215,364		223,900

Inventories	(Won)	1,051,590	(Won)	961,166

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2007

4.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the six month periods ended June 30, 2006 and 2007, 415 and 182 foreign currency forward contracts were designated as cash flow hedges, respectively. During the six month periods ended June 30, 2006 and 2007, these cash flow hedges were fully effective and changes in the fair value of the derivatives, of (Won)72,627 million and (Won)4,498 million, were recorded in other comprehensive income. The deferred gains of (Won)4,498 million for derivatives designated as cash flow hedges are expected to be reclassified into losses within the next twelve months.

Derivatives for trading

For the six month periods ended June 30, 2006 and 2007, the Company recorded realized exchange gains of (Won)61,843 million and (Won)45 million and realized exchange losses of (Won)11,582 million and (Won)6,536 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the six month periods ended June 30, 2006 and 2007, the Company recorded unrealized gains of (Won)2,916 million and (Won)3,313 million and unrealized losses of (Won)27,052 million and (Won)3,033 million, respectively, relating to these derivative contracts designated for trading.

5.	Shareholders’ equity

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and put under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of Capital Surplus, will be amortized over the 4 year vesting period. During the six month period ended June 30, 2006 and 2007, the Company recorded compensation expense of (Won)1,758 million and (Won)1,214 million, respectively.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2007

6.	Stock Appreciation Plan

Effective January 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. SFAS No. 123(R) requires that an award that is classified as a liability to be initially measured at its grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expires. The measurement is based on the current stock price and other relevant factors. The difference between the fair value amounts is recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of that date. In accordance with SFAS No. 123(R), compensation expense is remeasured at each reporting date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected management employees. Under the terms of this plan, management, on exercise, receive cash equal to the amount that the market price of the Company’s common stock exceeds the strike price ((Won)44,050) of the SARs. The vesting period is two years starting from the grant date, and exercisable period is April 08, 2008 through April 07, 2012. As of June 30, 2007, 190,000 shares of previously granted SARs have been cancelled which leaves 260,000 SARs currently outstanding.

The following table shows total stock-based compensation expense included in the consolidated statement of income:

(in millions of Korean won)	June 30, 2006		June 30, 2007
Cost of goods sold	(Won)	405	(Won)	494
Selling general and administrative		217		2,245
Income tax benefits		(308)		(753)

There were no capitalized stock-based compensation costs at June 30, 2006 and 2007.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2007

The following tables summarize option activity under the SARs for the six month period ended June 30, 2007:

(in Korean won)	Weighted-average exercise price		Number of shares under option	Weighted average remaining contractual life (in years)
Balance at December 31, 2006	(Won)	44,050	260,000	5
Options granted		—	—
Options exercised		—	—
Options canceled/expired		—	—

Balance at June 30, 2007	(Won)	44,050	260,000	4.5

Exercisable at June 30, 2007	(Won)	—	—

The fair value of SARs was estimated using a Black-Scholes valuation model with the following assumptions:

	June 30, 2007
Option term (years)		5
Volatility		47.69%
Risk-free interest rate (Korean government bond)		5.38
Dividend yield		0%
Weighted average fair value per option granted	(Won)	19,152

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2007

7.	Commitments and Contingencies

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. On August 29, 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court under the Central District of California for alleged ownership for certain patents and violation of U.S. antitrust laws. In October 2006, the court of the Central District of California dismissed the counter-claim for alleged ownership for certain patents. On November 21, 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Company, and awarded the Company US$53.5 million in damages.

On May 27, 2004, the Company filed a complaint in the United States District Court for the District of Delaware against Tatung Co., the parent company of Chunghwa Picture Tubes, and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against LG Electronics Inc.(“LGE”) and the Company in the United States District Court for the Central District of California. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and ViewSonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded the Company US$52.4 million in damages.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Company in the United States District Court for the Northern District of Illinois. On June 28, 2007, the Company settled with IP Innovation LLC and Technology Licensing Corporation, and the case was dismissed on July 6, 2007.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2007

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued against the Company in the United States District Court for the Western District of Wisconsin, but it has been transferred to United States District Court for the District of Delaware according to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas.

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of our customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted our motion to intervene in the patent infringement case brought by Positive Technologies, Inc.

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

The Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of June 30, 2007, the Company, along with a number of other companies in the LCD industry, have been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels.

In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2007

Each of these matters remains in the very early stages and the Company is not in a position to predict their outcome. However, the Company intends to defend itself vigorously in these matters.

The Company sells a significant portion of products based on non-binding long-term supply agreements to LG Electronics and Philips Electronics, who are currently the largest shareholders of the Company. These agreements are for three-year terms and had expired in 2004. The Company has reentered into a formal master agreement with both LG Electronics and Philips Electronics in 2006.

As of December 31, 2004, the Company has a trademark license agreement with LG Corporation and Philips Electronics. Under this agreement, the Company has to pay some portion of revenue as a license fee. This agreement is for three-year terms and shall expire at the end of year 2007.

As of June 30 2007, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million and has revolving credit facility agreements with several banks totaling (Won)200,000 million and US$100 million.

LG.Philips LCD America Co., Ltd. and other subsidiaries have entered into short-term facility agreements up to US$ 97 million, EUR 3.6 million, and JP¥ 5,200 million with Comerica Bank and other various banks. LG. Philips LCD Japan Co., Ltd. and LG. Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP¥1,300 million and US$ 4 million, respectively, relating to their local tax payments.

The Company has repayment guarantee from ABN AMRO Bank amounting to US$8.5 million relating to value-added tax payments in Poland.

As of June 30, 2007, the Company entered into a payment guarantee agreements with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR 140 million term loan credit facility for LG.Philips LCD Poland. In connection with these agreements LG. Philips LCD Poland has borrowed EUR 50 million of long term debt maturing in 2013 during the six-month period ended June 30, 2007.

As of December 31, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)14,327 million and (Won)15,247 million for the six month periods ended June 30, 2006 and 2007 respectively.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2007

On April 18, 2007, the Company issued US dollar-denominated convertible bonds totaling US$550 million, with a zero coupon rate. On or after April 19, 2008 through April 3, 2012, the bonds are convertible into common shares at a conversion price of (Won)49,070 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 116.77 % of their principal amount at maturity. The bondholders have a put option to be repaid at 109.75 % of their principal amount on April 18, 2010.

The Company has additionally borrowed $100 million of long term debt maturing in 2012 from Mitsubishi UFJ Bank, $140 million maturing in 2012 from Korea Development Bank, and $50 million maturing in 2013 from Korea Eximbank during the six-month period ended June 30, 2007.

8.	Income Tax

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. FIN 48 prescribes a recognition threshold that tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, clasification, interest and penalties, accounting in interim periods, disclosure and transition issues. The Company does not have any unrecognized uncertain tax positions as of June 30, 2007. The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s 2003 ~ 2006 tax years are still subject to examination. Subsidiaries in foreign jurisdiction tax years remain open to examination as well, though the Company believes any additional assessement will be immaterial to its consolidated financial statements.

The Company provides a valuation allowance against deferred tax assets when it is more likely than not that some portion, or all of its deferred tax assets, will not be realized. The Company’s deferred tax asset valuation allowance decreased approximately (Won)141 billion during the six months ended June 30, 2007 to (Won)18.5 billion as of June 30, 2007.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2007

9.	Net Income (Loss) Per Share

Net income (loss) per share for the six month periods ended June 30, 2006 and 2007 is calculated as follows:

(In millions, except for per share amount)	2006		2007
Net income (loss) as reported on the income statements	(Won)	(240,527)	(Won)	93,027
Weighted-average number of common shares outstanding		358		358

Net income (loss) per share	(Won)	(672)	(Won)	260

Convertible bonds, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

10.	Supplemental Cash Flows Information

Supplemental cash flows information for the six month periods ended June 30, 2006 and 2007 is as follows:

(in millions of Korean won)	2006		2007
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,035,452	(Won)	449,098

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: August 14, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer